No Act
P.E. 11-22-02
1-11758

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02064963

December 23, 2002

Michael T. Kohler
Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, NY 10019

Act 1934
Section
Rule 14A-8
Public Availability 12/23/2002

RE: Morgan Stanley
Incoming letter dated November 22, 2002

Dear Mr. Kohler:

This is in response to your letter dated November 22, 2002 concerning the shareholder proposal submitted to Morgan Stanley by Robert Allen and Carol Greenwald. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 17 2003
THOMSON
FINANCIAL

Enclosures

cc: Richard Allen
45 Wall Street
Suite 1222
New York, NY 10005

SIDLEY AUSTIN BROWN & WOOD LLP

CHICAGO
DALLAS
LOS ANGELES
SAN FRANCISCO
WASHINGTON, D.C.

787 SEVENTH AVENUE
NEW YORK, NEW YORK 10019
TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com

FOUNDED 1866

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
(212) 839-5429

WRITER'S E-MAIL ADDRESS
mkohler@sidley.com

November 22, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Morgan Stanley Stockholder Proposal—Robert Allen and Carol Greenwald

Ladies and Gentlemen:

We represent Morgan Stanley (the "Company"). The Company received a letter dated July 2, 2002 from Mr. Robert Allen for himself and on behalf of Mrs. Carol Greenwald (together, the "Proponents") transmitting a stockholder proposal (as amended, the "Proposal") and supporting statement for inclusion in the Company's proxy materials for its 2003 annual stockholders meeting. See Exhibit A. The Proponents, through their representative, Mr. Richard Allen (the "Representative"), submitted a revised version of the Proposal on July 22, 2002. See Exhibit B. The Company intends to omit the Proposal and supporting statement from its proxy materials based on the eligibility requirements of Rule 14a-8(b)(2) and on substantive grounds pursuant to the provisions of Rules 14a-8(i)(3), 14a-8(i)(5) and 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended. The Company requests confirmation that you will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its proxy materials.

In accordance with Rule 14a-8(j), we enclose for filing with the Commission six copies of this letter. The Company is concurrently transmitting a copy of this letter to the Proponents and the Representative to notify them of the Company's intent to omit the Proposal from its proxy materials.

The revised Proposal, entitled "Share-Owner Proposal on Corporate Contributions to National Public Radio," states:

> "WHEREAS, The Morgan Stanley Dean Witter & Co. [*sic*] follows ethical business practices, it should not make corporate contributions to non-profit organizations, which violate their industry code of ethics:
>
> WHEREAS, it has come to our attention that in its coverage of the Middle East, National Public Radio (NPR) routinely violates the Code of Ethics of the Society of Professional Journalists (available at www.spj.org), according to which:
>
> 'Public enlightenment is the forerunner of justice and the foundation of democracy. The duty of the journalist is to further those ends by seeking truth and providing a fair and comprehensive account of events and media.'
>
> 'Journalists should: test the accuracy of information from all sources and exercise care to avoid inadvertent error. Deliberate distortion is never permissible.'
>
> 'Journalists should: Admit mistakes and correct them promptly.'
>
> RESOLVED, the shareholders request the Board of Directors to adopt a policy which affirms that the corporation will not sponsor or contribute to non-profit organizations which violate their industry's code of ethics, and, in accord with this policy, the Board should discontinue any support, direct or indirect, for National Public Radio and any associated entities, until such time as NPR broadcasts on the Middle East can be certified as meeting the standards set forth in the SPJ Code of Ethics.
>
> The Board should report back to the stockholders no later than the next annual meeting on progress towards implementing this policy.
>
> Supporting Statement
>
> Studies have found that National Public Radio (NPR) violates the standard of providing listeners a 'fair and comprehensive account' in its coverage of the Arab/Israeli conflict, instead offering reporting which is seriously biased in favor of the Palestinian viewpoint.

1. NPR gives disproportionate weight to Arab and pro-Arab speakers, at the expense of the Israeli side. In one two month period in which 188 news broadcasts were reviewed, 270% more airtime was given to news segments with only Palestinian speakers than those with Israeli speakers. (See study at www.camera.org).

2. Factual errors go uncorrected. For example, a report that settlers had killed a Palestinian, and then mutilated and burnt the body (Oct. 9, 2000), was never corrected even after Physicians for Human Rights certified that the man had been the victim of an auto accident, and that the body had not been mutilated. Other media outlet, such as the Associated Press, printed a corrective story, but NPR neither broadcast a correction, nor removed the false report from the audio archives on its website (www.npr.org).

3. NPR omits key stories, like its absence of coverage of widespread anti-Semitism on Palestinian Authority controlled television, radio, newspapers; in PA mandated textbooks; in sermons of PA appointed muftis.

4. Distortion, concealment and false moral equivalence: The refusal to report honestly about the Arab denial of Israel's legitimacy. Interviewers' failure to challenge speakers who make reckless charges, such as that Israeli soldiers shoot children 'for sport'; or that Israeli treatment of Palestinians is 'brutal and inhumane.'"

I. The Proponents Did Not Demonstrate Their Eligibility

The Company may exclude the Proposal from its proxy materials because neither Proponent has supplied, in compliance with Rule 14a-8, sufficient materials to demonstrate eligibility to submit the Proposal. The Company timely informed the Proponents of the information required to satisfy the eligibility criteria and the time within which to respond, but the Proponents failed to timely demonstrate their eligibility in accordance with the Commission's rules.

Background

Rule 14a-8(b) requires that proponents must have "continuously held . . . the company's securities . . . for at least one year by the date" the proposal is submitted, and allows proponents to prove eligibility by "submit[ting] to the company a written statement from the 'record' holder . . . (usually a broker or bank) verifying that . . . [the proponent] continuously held the securities for at least one year" preceding the date the proposal was submitted. Evidence of eligibility must be postmarked or transmitted electronically not less than 14 days after the proponent receives notice from the company of any deficiencies. If a proponent does not provide sufficient evidence that the proponent has satisfied the requirements, the proposal may be excluded under Rule 14a-8(f). Under Rule 14a-8(b)(2), the Proponents bear the burden of demonstrating their eligibility.

The Company received the Proposal on July 3, 2002, and sent a letter on July 15 to the Proponents (via facsimile, received by Mr. Robert Allen on July 15, and overnight mail, received by Mrs. Greenwald on July 16) and the Representative (via e-mail, received July 15) requesting additional documentation regarding eligibility. See Exhibit C. In particular, the Company requested that each Proponent (1) submit a written statement from the "record" holder of the securities verifying that each had continuously held the requisite amount of common stock for at least one year preceding the date the proposal was submitted (July 2, 2002) and (2) provide a written statement indicating an intention to continue to hold those securities through the date of the Company's 2003 annual stockholders meeting. See Exhibit C. The Company also noted that the requested materials should be postmarked or transmitted no later than 14 days from the date of receipt of the Company's letter.

The Proponents and their Representative responded with additional evidentiary material.[1] In response to a telephonic request by the Representative, the Company sent via facsimile a copy of Rule 14a-8 to the Representative on July 22. See Exhibit G. The Representative also telephoned the Company's offices on July 26, 2002, and left a message asking if the Company had received sufficient evidence of eligibility. In response, the Company faxed a letter to the Representative later that same day indicating that there were still deficiencies in the materials provided to the Company. See Exhibit H. The Representative called the Company's offices several times that evening to express his disagreement with the Company's position, and asked for additional time to remedy any deficiencies. A representative of the Company spoke with Mr. Richard Allen on the telephone on the morning of July 27 and confirmed to him that the Company would not grant the Proponents additional time to remedy any deficiencies, but that it would take into consideration any materials he supplied before the deadline. Mr. Robert Allen sent additional materials by facsimile received by the Company on July 29, within 14 days of receiving the Company's notification of

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1 Mrs. Greenwald's response, dated July 19, is attached as Exhibit D. Mr. Robert Allen's response, dated July 19, is attached as Exhibit E. Representative Richard Allen's response, dated July 22, is attached as Exhibit F.

deficiency, but which were insufficient to satisfy Rule 14a-8. See Exhibit I. Mrs. Greenwald sent additional materials by facsimile received by the Company on July 31, after the 14 day deadline had passed. See Exhibit J.

Mr. Robert Allen Failed to Provide Evidence of Ownership from the Record Holder

Mr. Robert Allen failed to submit information from the record holder to demonstrate ownership of Morgan Stanley common stock in accordance with the requirement of Rule 14a-8(b), and, therefore, the Company may exclude the Proposal on eligibility grounds. Mr. Robert Allen's initial submission with the Proposal on July 2 included a single monthly statement from his securities account, with no affirmative written statement from the record holder. Similarly, his letter of July 19, 2002, which included selected monthly statements from his account, failed to include any affirmative written statement from the record holder. The Representative's July 22 submission contained account information and a written statement from an entity called American Corporate Benefits, Inc. ("ACBI"). ACBI was not the record holder of the shares, and the Company noted this deficiency, together with others, in its letter to the Proponents on July 26, 2002. See Exhibit H.

On July 29, 2002, the Company received a written reply from the Representative, including a written statement from American General Securities Incorporated ("AGSI"), providing additional evidentiary materials. See Exhibit I. While a registered broker-dealer, AGSI is not the record holder of the securities. AGSI is neither listed on the Company's records as a stockholder nor listed as a participant in the book entry system of The Depository Trust Company ("DTC").[2] The letter from AGSI does not state that AGSI is the record owner of Mr. Robert Allen's shares. In his letter, the AGSI representative states that he has "reviewed the account statements for" Mr. Allen's account. The account statements for Mr. Allen's account state that Mr. Allen's account is "carried with National Financial Services LLC" ("NFS"). This is consistent with information regarding AGSI on the website of ACBI, a company with which Mr. Richard Allen is associated. See Exhibit K. The Company has not received any information from NFS regarding whether it is the record holder of Morgan Stanley common stock on behalf of Mr. Robert Allen. In sum, no party has to date identified itself as record holder of Morgan Stanley common stock on Mr. Allen's behalf.

Because AGSI is not the record holder of Mr. Allen's securities, Mr. Allen has failed to provide adequate proof of ownership. See The Coca-Cola Company

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2 We have confirmed with DTC that AGSI is not included in their records as a participant in DTC.

(January 10, 2001) (proof of ownership submitted by Proponent's investment advisor insufficient); Securities and Exchange Commission, Division of Corporation Finance, Staff Legal Bulletin No. 14, § C.1.c.(1) (July 13, 2001); see also B. Romanek and B. Young, Shareholder Proposal Handbook at §7.04[A] (W. Morley ed., 2002) ("The proof of ownership must come from the record holder; if the bank or broker is not itself the record holder, a statement from it does not satisfy the proof of ownership requirement.").[3]

Mrs. Greenwald Failed to Provide Sufficient Evidence that She Satisfied the Holding Period Requirement

Mrs. Greenwald failed to timely provide evidence that she satisfied the holding period requirement of Rule 14a-8(b). The Company may therefore exclude the Proposal on eligibility grounds. Mrs. Greenwald submitted a written statement from Wilmington Trust Company ("Wilmington Trust"), dated January 31, 2002, stating that Mrs. Greenwald held 1,200 shares of Morgan Stanley common stock as of January 30, 2001. However, to demonstrate her eligibility, applicable rules required Mrs. Greenwald to submit proof of continuous ownership from July 2, 2001 through July 2, 2002, the date she submitted her proposal. The Wilmington Trust statement does not state that Mrs. Greenwald continued to hold these shares continuously between July 2, 2001 and July 2, 2002.

Mrs. Greenwald submitted additional materials regarding her Morgan Stanley stock ownership with her July 31 letter, but that letter was transmitted after the deadline established by Rule 14a-8(b). Under Rule 14a-8, Mrs. Greenwald's response was required to be transmitted no later than July 30, 2002 (14 days after her receipt of the Company's letter notifying her of her eligibility deficiencies). The time periods prescribed by Rule 14a-8 have been strictly enforced. See, e.g., AT&T Corp. (March 6, 2001); Eastman Kodak Company (February 5, 2001). Since Mrs. Greenwald failed to timely supply the Company with evidence that she satisfied the continuous ownership requirement of Rule 14a-8(b), her proposal should be excluded.

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3 While, in Dillard Department Stores, Inc. (Mach 4, 1999), the Staff has accepted evidence of stock ownership from a broker who was not the record holder, this Staff position is limited on its facts to evidence from a broker or bank for whom DTC is acting as an agent and who is also listed as a participant in DTC's book entry system. Without this limitation, it would be impossible for a company to confirm that a broker or other entity was the indirect holder of record holding through DTC as agent.

II. The Proposal is Excludable on Several Substantive Grounds

As discussed below, the Company may properly omit the Proposal from its proxy materials because the Proposal (i) is vague and misleading (Rule 14a-8(i)(3)); (ii) is not significantly related to the Company's business (Rule 14a-8(i)(5)); and (iii) relates to management functions in the ordinary course of business operations (Rule 14a-8(i)(7)).

14a-8(i)(3) -- The Proposal Is Vague and Misleading

The Proposal is vague and misleading because it is subject to different interpretations and lacks guidance to implement.

Rule 14a-8(i)(3) permits the Company to exclude a proposal if it is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. The Staff, in numerous no-action letters, has permitted a registrant to omit a proposal under Rule 14a-8(i)(3) and 14a-9 when the action specified by the proposal was so vague and indefinite and, therefore, potentially misleading that neither the stockholders voting on the proposal, nor the company, would be able to determine with any reasonable certainty what actions or measures would be required in the event the proposal were adopted. See, e.g., Abbott Laboratories (February 18, 2000) (proposal that the registrant endorse the "Pro Vita Principles" as a public commitment to ethical business practices excludable as vague and indefinite); U.S. West, Inc. (February 9, 1990) (permitting exclusion of proposal because it did not specify how company would prevent advertising on and sponsorship of "media that sensationalize and glamorize criminal and immoral human behavior").

The Company may exclude the Proposal because the stockholders voting on the Proposal will not have a reasonable certainty as to what actions or means would be required to implement the Proposal.

- The Proposal would direct the Company's Board of Directors to discontinue any support for National Public Radio ("NPR") until such time as NPR broadcasts on the Middle East can be "certified as meeting the standards set forth" in the Society of Professional Journalists' (the "SPJ") Code of Ethics. The Proposal does not indicate what criteria would be used for the certification, which person or persons would effect any such certification or how often such certification would be required. SPJ has advised us that it does not provide certifications as to compliance with its Code of Ethics and that the organization has no standard body to evaluate claims such as those made by the Proponents.

- The purport of the Proposal is to prevent contributions to non-profit organizations that "violate their industry code of ethics." The Proposal does not define and otherwise offers no guidance on the meaning of "industry." The Company and the stockholders would be unable to determine into which "industry," if any, a non-profit organization would be properly categorized.

- The Proposal does not contain a definition of "code of ethics." The Company and the stockholders would be unable to determine who establishes the ethical standards applicable to a non-profit organization, and which person or organization would or could certify compliance with such code.

- The Proposal requires that the Company discontinue "support, direct or indirect," to NPR, but does not define "indirect" support. The Company and the stockholders would be unable to determine what constitutes "indirect" support and it would be unclear what steps the Company would need to take to implement this mandate especially since as noted below the Company does not currently donate to or otherwise support NPR.

- The Proposal requires that the Company discontinue support to any associated entity of NPR, but contains no guidance on what constitutes an "associated entity."

- The Proposal's mandate for the Company to discontinue support to NPR is especially misleading because it suggests that the Company currently donates money, or offers support, to NPR when it does not. See Abbott Laboratories (February 18, 2000) (permitting company to exclude proposal where the company argued that proposal contained "the implicit and unwarranted assumption that [the Company was] about to act in a manner contrary to these generalities"). The Company has not given any funds to NPR since fiscal 2000, when it paid approximately $338,000 to NPR as part of an advertising campaign.

The Proposal gives no guidance on how the Board of Directors and the Company can carry out its terms, and stockholders cannot determine to a reasonable degree of certainty what actions might be taken. Any actions taken by the Board of Directors to implement the Proposal could therefore be significantly different than those contemplated by the stockholders voting on the Proposal. The Staff has indicated that when actions taken to implement a proposal could be significantly different from the actions envisioned by stockholders voting on the proposal, the proposal is misleading and may be excluded. See U.S. West, Inc. (February 9, 1990).

The Proposal contains numerous unsupported personal opinions and assertions.

The Staff's policy is that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Securities and Exchange Commission, Division of Corporation Finance, Staff Legal Bulletin No. 14, §E.1 (July 13, 2001). Because the Proposal contains numerous unsupported personal opinions and assertions, and thus would require detailed and extensive editing, the Company may exclude the Proposal from its proxy materials. If the Staff does not agree that the Company may exclude the Proposal, it should direct the Proponents to revise the Proposal to correct the deficiencies noted below.

The Proposal contains many statements for which the Proponents either provide no support or provide inadequate support.

- The second recital claims that NPR "routinely violates" the SPJ's Code of Ethics. The Proposal offers no support for this statement.

- The Proposal implies that NPR's reporting has failed to be certified for compliance with SPJ's Code of Ethics. This is misleading because, as noted above, SPJ does not certify compliance with its Code of Ethics.

- The Proposal states that "the Board should discontinue any support, direct or indirect, for National Public Radio and any associated entities." The direction to refrain from supporting NPR is especially vague and misleading because it implies that the Company currently donates money, or offers support, to NPR when it does not.

- The first paragraph of the supporting statement states: "Studies have found National Public Radio (NPR) violates the standard of providing listeners a 'fair and comprehensive' account in its coverage of the Arab/Israeli conflict." This statement is misleading because it does not identify the "studies" and, thus, is merely an unsubstantiated attack on NPR. In addition, the statement provides no citation to the quoted language, "fair and comprehensive account," and is thus misleading.

- The first paragraph of the supporting statement states that NPR offers "reporting which is seriously biased in favor of the Palestinian viewpoint" and supporting statement 1 begins: "NPR gives disproportionate weight to Arab and pro-Arab speakers, at the expense of the Israeli side." The Proponents refer to supporting studies that have found NPR to violate journalists' ethical standards by injecting a pro-Arab, anti-Israeli bias into its reporting. However, the only "study" they cite is a report which covers a limited two month period from September 26 to November 26, 2000. The cited study is insufficient support for the Proponents' broad generalizations. In addition, the reference to the website on which the report can be found does not supply a direct quotation to a source that would enable stockholders to confirm the accuracy of the report or to put the charges in context.

- The Proposal states that NPR "omits key stories" and refuses to "report honestly about the Arab denial of Israel's legitimacy" and fails "to challenge speakers who make reckless charges" while offering no evidence to corroborate these allegations.

- The Proposal also uses broad references to "widespread anti-Semitism on Palestinian Authority controlled television, radio, newspapers," and coverage "seriously biased in favor of the Palestinian viewpoint" and claims of "distortion, concealment and false moral equivalence" without adequate or appropriate support.

- The website references to www.camera.org, www.spj.org and www.npr.org do not link directly to the cited material.[4] Shareholders accessing the websites will have to

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4 The Company objects to the reference to www.camera.org, www.spj.org, and www.npr.org because they do not link directly to the study, Code of Ethics and story cited in the Proposal and because they refer to information that is irrelevant to the subject matter of the Proposal. The Company also objects to the reference to third-party websites, which cannot be controlled by the Company and may incorporate false or misleading information at any time. The Staff has allowed companies to exclude references to websites in stockholder proposals because of the possibility of adding such potentially false and misleading content. See, e.g., Sabre Holdings Corporation (March 18, 2002); Pharmacia Corporation (March 7, 2002); Bristol–Myers Squibb Company (March 4, 2002); Allstate Corporation (February 18, 2002). The Staff's policy is that "a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." Securities and Exchange Commission, Division of Corporation Finance, Staff Legal Bulletin No. 14, §C.2.b (July 13, 2001); see also Sabre Holdings Corp. (March 18, 2002) (instructing proponent to strike a website cited as a general reference and to revise another website to provide an accurate citation to a specific source); Pharmacia Corporation (March 7, 2002); Bristol-Myers Squibb Co. (March 4, 2002); Allstate Corp. (February 18, 2002).

wade through information irrelevant to the Proposal to try to find the referenced materials.

- The first quotation after the second recital is incorrect: the word "media" at the end of the sentence is "issues" on the website.

The Proposal is also misleading in that the clear implication of the Proposal and the supporting statement is that NPR deliberately distorts the news in its reporting on the Middle East and this conduct has caused NPR broadcasts to fail to be certified by the SPJ as complying with its Code of Ethics. As discussed above, this is clearly misleading as the SPJ does not certify compliance with its Code of Ethics. As a whole, the Proposal and the supporting statement represent an unsubstantiated attack on the journalistic integrity of NPR.

14a-8(i)(5) -- The Proposal Is Not Significantly Related to the Company's Business

The Company may exclude the Proposal from its proxy materials because it is neither economically related to the Company's business nor otherwise significantly related to the Company's business.

The purpose of Rule 14a-8(i)(5) is to permit the exclusion of any proposal that does not bear a significant economic relationship to the Company's business and does not raise policy issues that are significant to the Company's business. See Exchange Act Release No. 34-19135 (October 14, 1982). It permits a registrant to omit a proposal that relates to "operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

Charitable contributions and sponsorships do not bear a significant economic relationship to the Company's business.

As of November 30, 2001, the end of its most recent fiscal year, the Company's total assets were $482.6 billion, and its net income and total revenues for fiscal 2001 were $3.5 billion and $43.7 billion, respectively. Five percent of the smallest of these numbers is $175 million. The Company's total contributions to and sponsorships of non-profit organizations during fiscal 2001 were substantially less than $175 million. In fiscal 2000, the Company paid approximately $338,000 to NPR in connection with an advertising campaign, well below the five percent threshold. The Company has paid nothing to NPR in fiscal 2001 and to date in fiscal 2002. The Company has no current plans to contribute to NPR. The Company's sponsorship of non-profit organizations and its minor advertising program through NPR (two years ago) have no significant relationship to the Company's business.

The Proposal is not otherwise significantly related to the Company's business.

The Proposal is not otherwise significantly related to the Company's business because it does not address a controversial policy issue that has garnered significant public attention. As noted above, the Proposal does not suggest that non-profit organizations generally violate industry codes of ethics, or that there generally exists in the media an anti-Israel bias. The Proposal focuses on alleged anti-Israel bias at one organization, NPR. Alleged anti-Israel bias at NPR is not a controversial policy issue that has garnered significant public attention. Accordingly, the Proposal is not "otherwise significantly related" to the Company's business.

14a-8(i)(7) -- The Proposal Relates to Conduct of Ordinary Business Operations

The Company may exclude the Proposal from its proxy materials because it deals with matters relating to the conduct of the ordinary business operations of the Company ordinarily and properly carried out by the Company's management and staff.

Charitable contribution and sponsorship are matters in the ordinary course of business.

The Proposal would require that the Company discontinue any support for NPR and refrain from sponsoring or contributing to non-profit organizations that violate their industry's code of ethics. The Staff has consistently found the manner in which a corporation promotes itself and its products to fall within the ordinary business exception of Rule 14a-8(i)(7). See Federated Department Stores, Inc. (March 27, 2002); Tootsie Roll Industries, Inc. (January 31, 2002); Anheuser-Busch Companies, Inc. (January 21, 2000). Decisions as to where, how and with whom to advertise or sponsor are made in the routine course of the Company's business and are not properly or practicably a matter to be decided by stockholders. The Staff has regularly found advertising and sponsorships to be within the ordinary course of a company's business.

In addition, the Staff has consistently taken the position that stockholder proposals supporting or opposing a corporation's contributions to a particular charity or organization or types of organizations are excludable under Rule 14a-8(i)(7) as relating to decisions made in the ordinary course of business.[5] See, e.g., American Home Products Corporation (March 4, 2002); Schering-Plough Corporation (March 4, 2002); Aetna Inc. (February 23, 2002). The Proponents attempt to avoid this well settled line of precedent by attempting to make the Proposal part of a broader, more general proposal related to compliance with ethical standards in charitable giving. However, as evidenced by its title, the whereas clauses and the supporting statement, the Proposal is clearly aimed at charitable giving to, and sponsorship of, NPR. The Staff has not allowed proponents to avoid exclusion under Rule 14a-8(i)(7) by couching their particularized attack within a more general proposal. See, e.g., Schering-Plough Corporation (March 4, 2002); The Walt Disney Company (November 10, 1997). That the Proposal also addresses a purported policy does not save it from exclusion under Rule 14a-8(i)(7).

The Proposal does not raise a significant policy issue.

The Staff has recognized that the mere fact that a proposal is tied to a general social issue does not remove it from the sphere of the Company's ordinary business operations. See Wal-Mart Stores, Inc. (March 15, 1999); K-Mart Corporation (March 12, 1999); Pacific Gas & Electric Company (January 22, 1997); PepsiCo, Inc. (March 24, 1993). For example, in Pacific Gas & Electric Company, the Staff permitted the exclusion of a proposal requesting a company report on charitable contributions to organizations that failed to comply with a corporate community development program and mandating a prohibition on contributions to a legal defense fund for Mexican-Americans.

In addition, the Proposal does not suggest that there generally exists in the media an anti-Israel bias. Instead, the Proposal addresses alleged anti-Israel bias at one organization, NPR. Alleged anti-Israel bias at NPR is not a broad social issue at all, but rather expresses a concern regarding one organization. Even if, however, alleged anti-Israel bias at NPR constitutes a broad social issue that has garnered significant public attention, the logic of—and result in—Pacific Gas & Electric is compelling. Alleged anti-Israel bias at NPR is not an issue that should remove the Proposal from the sphere of the Company's ordinary business conduct.

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5 The Company maintains an active program of charitable giving, both directly through the parent holding company and subsidiaries and indirectly through the Company-sponsored Morgan Stanley Foundation.

Subject matter of special reports is determinative.

With respect to the second part of the Proposal regarding the report to stockholders, the Commission has determined that the subject matter of a special report would be determinative of the proposal's excludability under Rule 14a-8(i)(7). See SEC Release No. 34-20091 (August 16, 1983). Part two of the Proposal requires the Company to produce a special report to stockholders on its annual giving and corporate sponsorship, a matter that, as discussed above, clearly relates to the conduct of its ordinary business operations. Therefore, part two of the Proposal should be excludable for the same reasons that part one of the Proposal is being excluded.

* * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the Company's 2003 proxy statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

The Company anticipates that its 2003 proxy statement will be finalized for printing in early February 2003 to meet our scheduled definitive filing with the Commission and mailing schedule. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at 212-839-5429.

Please confirm receipt of this letter by returning a receipt-stamped copy of this letter in the enclosed envelope. An extra copy of this letter is enclosed.

Very truly yours,

Michael T. Kohler

Michael T. Kohler

Enclosures

cc: William J. O'Shaughnessy, Jr.
Executive Director
Morgan Stanley
Mr. Richard Allen
Mr. Robert Allen
Mrs. Carol Greenwald

EXHIBIT A

Robert Allen
Suite 1222
45 Wall Street
New York NY 10005
212-843-2711, Ex.
Fax 212-843-2711
E Mail: acbi@acbi.com

July 2, 2002

Mr. Donald G. Kempf Jr.
Secretary
Morgan Stanley Dean Witter & Co.
1585 Broadway
New York NY 10036

Dear Mr. Kempf,

Enclosed please find a shareowner proposal for inclusion in the 2003 Proxy Materials.

My Morgan Stanley Dean Witter shares were from an original spin-off from Sears in 1993, which merged with Morgan Stanley in 1997. I or my representative intend to put forth the shareholder proposal personally at the 2003 annual meeting.

Please call Richard Allen with any questions at 212-284-2344 or you may e-mail him directly at acbi@acbi.com.

Thank you

Sincerely,

Robert Allen
Robert Allen
Shareowner

Share-owner proposal on corporate contribution to National Public Radio

Mr. Robert Allen, having an office at 45 Wall St. suit 1222, New York, New York 10005, an owner of 268 shares, and Mrs. Carol Greenwall, office at 5600 Wisconsin Ave #504, Chevy Chase, MD 20815, an owner of 1,200 shares, have furnished the following statements in support of their proposal:

WHEREAS, our corporate policy is to follow ethical business practices, our company should not make corporate contributions, in any form, to non-profit organizations, which violate their industry code of ethics:

"Public enlightenment is the forerunner of justice and the foundation of democracy. The duty of the journalist is to further those ends by seeking truth and providing a fair and comprehensive account of events and media."

"Journalist should: test the accuracy of information from all sources and exercise care to avoid inadvertent error. Deliberate distortion is never permissible.

"Journalist should: Admit mistakes and correct them promptly."

Resolved, the shareholders request the Board of Directors to adopt a policy which affirms the corporation will not sponsor or contribute to non-profit organizations which violates their industry's code of ethics, and, in accord with this policy, the board should discontinue any support, direct or indirect, for National Public Radio and any associated entities, until such time as NPR broadcasts on the Middle East can be certified as meeting the standards set forth in the SPJ Code of Ethics.

The Board should report back to the stockholders no later that the next annual meeting on progress towards implementing this policy.

Supporting Statement

200

Studies have found that National Public Radio (NPR) violates the standard of providing listener a "fair and comprehensive account" in its coverage of the Arab/Israeli conflict, instead offering report, which is seriously biased in favor of the Palestinian viewpoint.

1. NPR gives disproportionate weight to Arab and pro-Arab speakers, at the expenses of the Israeli side. In one two month period in which 188 news broadcast were reviewed, 64% of the air time was given to Palestinians and pro-Arab speakers, and 270% more air time was given to news segment with only Palestinian speakers than those with Israeli speakers. (For details see study available at www.camera.org)

300

2. Factual errors go uncorrected. For example, a report that settlers had killed a Palestinians, and then mutilated and burnt the body (Oct. 9, 2000), was never corrected even after Physicians for Human Rights Certified that the man had been the victim of an auto accident, and that the body had not been mutilated. Other media outlet, such as the Associated Press, printed a corrective story, but NPR did not broadcast a correction, and the false report is still available in the audio archives on its website (www.npr.com)
3. NPR omits key stories, like its absence of in-depth coverage of widespread anti-Semitism on Palestinian Authority controlled television, radio, newspaper; in PA mandates textbooks, in sermons of PA appointed muftis and in PA leader's speeches.
4. Distortion, concealment and false moral equivalence. For example: a. The refusal to report candidly on Palestinian rejection of Jewish ties to Judaism's holiest site is symptomatic of the network's refusal to report honesty about the Arab denial of Israel's legitimacy. b. Interviewers' failure to challenge speakers who make reckless charges, such as the claim that Israeli soldiers shoot children "for sport"; or the claim that Israeli PM Sharon is a "war criminal", that Israeli treatment of Palestinians is "brutal and inhumane"

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 87.76%

Description	Symbol/Cusip Account Type	Quantity	Price on 05/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Dividend Option Cash	MWD CASH	268	$45.46	$12,183.28	$12,788.04	
MOTOROLA INC NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 07/15/02	MOT CASH	2,000	$15.99	$31,980.00	$30,800.00	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 07/01/02	S CASH	167	$59.05	$9,861.35	$4,808.25	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 06/06/02	SO CASH	255	$27.00	$6,885.00	$7,229.25	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash	XEL CASH	182	$21.49	$3,911.18	$4,628.26	
ZENITH ELECT CORP NO STKHLDRS EQUITY 08/1/98 Dividend Option Cash	989349105 CASH	93	unavailable	unavailable	unavailable	
Total Equities				$217,180.08		

WILMINGTON
TRUST

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001

(302) 651-8105

January 31, 2002

Mrs. Carol Greenwald
3040 Idaho Avenue, N.W.
Suite 607
Washington, D.C. 20016

RE: Carol Greenwald –Custody Account No. 31838-0

Dear Carol:

Per our discussion, this letter confirms that you own 1,200 shares of Morgan Stanley Dean Witter & Co Common Stock as of January 30, 2001. The shares are currently held in Wilmington Trust Company name for your benefit in Custody Account 31838-0. The 1,200 shares were purchased on February 6, 1995 with a cost basis of $11,992.50.

If you require any further information about your Morgan Stanley Dean Witter shares, please do not hesitate to contact me.

Best regards,

Beth R. McCarty
Senior Trust Officer
Private Client Advisory Services
bmccarty@wilmingtontrust.com

WILMINGTON TRUST **Investment Detail**

Account Number 31838

As of May 31, 2002

CATEGORY	QUANTITY / DESCRIPTION	MARKET VALUE (M/V) / MARKET UNIT PRICE	% M/V	ESTIMATED ANNUAL INCOME	YIELD (%) / YTM (%)
PRINCIPAL INVESTMENTS					
COMMON STOCKS AND CONVERTIBLES					
Industrials					
	400.0000 TEXTRON INCORPORATED COMMON	$18,768.00 / 46.9200	2.32	$520.00	2.77
	1,800.0000 GENERAL ELECTRIC CO COMMON	$56,052.00 / 31.1400	6.92	$1,296.00	2.31
Sub-Total Industrials		$164,220.00	12.87	$2,378.50	2.28
Financials					
	600.0000 JP MORGAN CHASE & CO COMMON	21,570.00 / 35.9500	2.66	816.00	3.78
	1,200.0000 MORGAN STANLEY DEAN WITTER & CO COMMON	54,552.00 / 45.4600	6.73	1,104.00	2.02
	1,600.0000 T ROWE PRICE GROUP INC COMMON	57,776.00 / 36.1100	7.13	1,024.00	1.77
Sub-Total Financials		133,898.00	16.53	2,944.08	2.20
TOTAL COMMON STOCKS AND CONVERTIBLES		429,301.25	53.00	7,963.50	1.86
BONDS AND NOTES					
US Govt Bonds And Notes					
2004					
	30,000.0000 U S TREASURY NOTES DTD 5/16/94 SER C 7.25% 05/15/2004	32,306.40 / 107.6880	3.99	2,175.00	6.73 / 3.17
Sub-Total US Govt Bonds And Notes		32,306.40	3.99	2,175.00	6.73

continued

2003-06-0100000026100000 MS81004144 0001 [illegible]

EXHIBIT B

Richard Allen
45 Wall Street
Suite 1222
New York, NY 10005

July 22, 2002

Mr. William J. O'Shaughnessy, Jr.
Executive Director Law Division
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Bill,

Please see the attached revised shareowner proposal. This is within the 500 word SEC requirement.

Thank you

Sincerely,

Richard Allen

Share-Owner Proposal on Corporate Contributions to National Public Radio

Mr. Robert Allen of 45 Wall Street, New York NY 10005 an owner of 268 shares and Carol Greenwald, of 5600 Wisconsin Ave suite 504, Chevy Chase, MD 20815, an owner of 1200 shares, have furnished the following statement in support of her proposal:

WHEREAS, The Morgan Stanley Dean Witter & Co. follows ethical business practices, it should not make corporate contributions to non-profit organizations, which violate their industry code of ethics:

WHEREAS, it has come to our attention that in its coverage of the Middle East, National Public Radio (NPR) routinely violates the Code of Ethics of the Society of Professional Journalists (available at www.spj.org), according to which:

"Public enlightenment is the forerunner of justice and the foundation of democracy. The duty of the journalist is to further those ends by seeking truth and providing a fair and comprehensive account of events and media."

"Journalists should: test the accuracy of information from all sources and exercise care to avoid inadvertent error. Deliberate distortion is never permissible."

"Journalists should: Admit mistakes and correct them promptly."

RESOLVED, the shareholders request the Board of Directors to adopt a policy which affirms that the corporation will not sponsor or contribute to non-profit organizations which violate their industry's code of ethics, and, in accord with this policy, the Board should discontinue any support, direct or indirect, for National Public Radio and any associated entities, until such time as NPR broadcasts on the Middle East can be certified as meeting the standards set forth in the SPJ Code of Ethics.

The Board should report back to the stockholders no later than the next annual meeting on progress towards implementing this policy.

Supporting Statement

Studies have found that National Public Radio (NPR) violates the standard of providing listeners a "fair and comprehensive account" in its coverage of the Arab/Israeli conflict, instead offering reporting which is seriously biased in favor of the Palestinian viewpoint.

1. NPR gives disproportionate weight to Arab and pro-Arab speakers, at the expense of the Israeli side. In one two month period in which 188 news broadcasts were reviewed, 270% more airtime was given to news segments with only Palestinian speakers than those with Israeli speakers. (See study at www.camera.org)

2. Factual errors go uncorrected. For example, a report that settlers had killed a Palestinian, and then mutilated and burnt the body (Oct. 9, 2000), was never corrected even after Physicians for Human Rights certified that the man had been the victim of an auto accident, and that the body had not been mutilated. Other media outlet, such as the Associated Press, printed a corrective story, but NPR neither broadcast a correction, nor removed the false report from the audio archives on its website (www.npr.org).
3. NPR omits key stories, like its absence of coverage of widespread anti-Semitism on Palestinian Authority controlled television, radio, newspapers; in PA mandated textbooks; in sermons of PA appointed muftis.

4. Distortion, concealment and false moral equivalence: The refusal to report honestly about the Arab denial of Israel's legitimacy. Interviewers' failure to challenge speakers who make reckless charges, such as that Israeli soldiers shoot children "for sport"; or that Israeli treatment of Palestinians is "brutal and inhumane".

EXHIBIT C

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

July 15, 2002

VIA FAX
Mr. Robert Allen
45 Wall Street, Suite 1222
New York, NY 10005

Re: Morgan Stanley Stockholder Proposal

Dear Mr. Allen:

On July 3, 2002, we received your letter dated July 2 submitting a shareholder proposal for inclusion in Morgan Stanley's 2003 proxy statement. You submitted the proposal on behalf of yourself and "Mrs. Carol Greenwall." (Other documents with the letter evidence that Mrs. Greenwall's name may be "Greenwald." Please provide the full correct name of each shareholder in any future correspondence).

The federal securities laws require that in order to be eligible to submit a proposal for inclusion in Morgan Stanley's proxy statement, among other things, each proponent must have continuously held at least $2,000 in market value of Morgan Stanley's common stock for at least one year by the date the proposal is submitted. Because neither you nor Mrs. Greenwall is a registered shareholder of Morgan Stanley, you must each submit to Morgan Stanley a written statement from the "record" holder of your respective securities (usually a broker or bank) verifying that you have respectively continuously held the requisite amount of common stock for at least one year preceding the date the proposal was submitted (*i.e.*, July 2). Additionally, you and Mrs. Greenwall must each provide Morgan Stanley with your personal written statement that you respectively intend to continue to hold these securities through the date of Morgan Stanley's annual meeting of shareholders to be held in 2003.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must each provide the requested information to the Company, postmarked or transmitted electronically no later than 14 days after the date you receive this letter. If you and Mrs. Greenwall provide us with documentation to correct the eligibility deficiencies within this time period, we will then review the substance of the proposal to determine whether it is appropriate for inclusion in Morgan Stanley's proxy statement.

Lastly, Mr. Allen states in his letter that any questions should be directed to Mr. Richard Allen. Mr. Robert Allen and Mrs. Greenwall should each confirm to us in writing whether or not Mr. Richard Allen is authorized to act on his or her behalf and describe the scope of Richard Allen's authority.

Very truly yours,

William J. O'Shaughnessy, Jr.
Executive Director

cc: Mrs. Carol Greenwall (By UPS Overnight)
5600 Wisconsin Ave. #504
Chevy Chase, MD 20815

Richard Allen (By e-mail to acbi@acbi.com)

O:\lotfy\SHARED\LETTERS\Robert Allen 7.15.02.doc
July 15, 2002 3:58 PM

EXHIBIT D

POTOMAC INVESTMENT COMPANY, INC.
5600 Wisconsin Ave # 504 Chevy Chase, MD 20815

(301) 657-2072
fax (301) 657-2073
cgreenwald@erols.com

To: Mr. William J O'Shaughnessy, Jr.
Executive Director

From: Carol Greenwald

1 of 3

Carol Greenwald
5600 Wisconsin Ave suite 504
Chevy Chase, MD 20815
301-657-2072
301-657-2073

July 19, 2002

Morgan Stanley
45 Wall Street, suite 1222
New York, NY 10005

Dear Mr. O'Shaughnessy,

This letter is in response to your letter of July 15, 2002. I apologize that my name was misspelled in some correspondence. The correct name of the shareholder is Carol Greenwald.

As the enclosed letter from Wilmington Trust indicates, I have been a holder of 1200 shares of Morgan Stanley since February 6, 1995. I intend to hold these shares through the date of Morgan Stanley's annual meeting of shareholders in 2003.

Mr. Richard Allen is authorized to act on my behalf in dealing with the proposed stockholder resolution vis- a-vis Morgan Stanley.

Sincerely,

Carol Greenwald

Carol Greenwald

cc. Richard Allen

WILMINGTON
TRUST

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001

(302) 651-8105

January 31, 2002

Mrs. Carol Greenwald
3040 Idaho Avenue, N.W.
Suite 607
Washington, D.C. 20016

RE: Carol Greenwald –Custody Account No. 31838-0

Dear Carol:

Per our discussion, this letter confirms that you own 1,200 shares of Morgan Stanley Dean Witter & Co Common Stock as of January 30, 2001. The shares are currently held in Wilmington Trust Company name for your benefit in Custody Account 31838-0. The 1,200 shares were purchased on February 6, 1995 with a cost basis of $11,992.50.

If you require any further information about your Morgan Stanley Dean Witter shares, please do not hesitate to contact me.

Best regards,

Beth R. McCarty

Beth R. McCarty
Senior Trust Officer
Private Client Advisory Services
bmccarty@wilmingtontrust.com

EXHIBIT E

Robert Allen
45 Wall Street
Suite 1222
New York, NY 10005

July 19, 2002

Mr. William J. O'Shaughnessy, Jr.
Executive Director Law Division
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Bill,

Enclosed please find monthly stock statements indicating my ownership in MSDW for many, many years. I owned them continuously for over 1 year. I intend to own these shares until I die. I intend to personally attend the 2003 Shareowners meeting to present the proposal.

If you feel the proposal is too long, I can have it shortened to fewer than 500 words. Please advise me.

Richard Allen is authorized to act on my behalf on any matter concerning the shareowner proposal. He can be reached at the above address, telephone # 212-843-2344

Thank You

Robert Allen
Shareowner

Account Number A85-037265
Account Name: ALLEN
Statement Date: 06/01/2002 to 06/30/2002

AMERICAN GENERAL FINANCIAL GROUP

EQUITIES 86.51%

Description	Symbol/Cusip Account Type	Quantity	Price on 06/30/02	Current Market Value	Prior Market Value	Estimated Annual Income
MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY Dividend Option Cash	MIR CASH	101	$7.30	$737.30	$958.50	
MORGAN STANLEY NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 07/26/02	MWD CASH	268	$43.08	$11,545.44	$12,183.28	
MOTOROLA INC NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 07/15/02	MOT CASH	2,000	$14.59	$29,180.00	$31,880.00	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 07/01/02	S CASH	167	$54.30	$9,068.10	$9,191.35	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash	SO CASH	255	$27.40	$6,987.00	$6,863.00	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash	XEL CASH	182	$16.77	$3,052.14	$3,319.18	
ZENITH ELECT CORP NO STKHLDRS EQUITY 09/17/99 Dividend Option Cash	989349103 CASH	17	unavailable	unavailable	unavailable	
Total Equities				$194,163.27		

Account Number: A85-037165
Account Name: ALLEN
Statement Date: 05/01/2002 to 05/31/2002

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 87.76%

Description	Symbol/Cusip Account Type	Quantity	Price on 05/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Dividend Option Cash	MWD CASH	[illegible]	$45.4[illegible]	$1[illegible]	$12,[illegible]	
MOTOROLA INC NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 07/15/02	MOT CASH	2,000	$15.[illegible]	$31,[illegible].00	$30,[illegible]	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 07/01/02	S CASH	1[illegible]	$5[illegible].01	$[illegible]	$[illegible]	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: [illegible]	SO CASH	2[illegible]	$27.04	$4,[illegible].0[illegible]	$7,[illegible].25	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash	XEL CASH	1[illegible]	$21.[illegible]	$3,[illegible]	$[illegible]	
ZENITH ELECT CORP NO STKHLDRS EQUITY [illegible] Dividend Option Cash	[illegible] CASH	[illegible]	unavailable	unavailable	unavailable	
Total Equities				$[illegible]		

Account Number: A85-037265
Account Name: ALLEN

Statement Date: 01/01/2002 to 01/31/2002

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.13%

Description	Symbol/Cusip Account Type	Quantity	Price on 01/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
MORGAN STANLEY DEAN WITTER & CO	MWD	268	$55.00	$14,740.00	$14,891.02	
FRMLY MORGAN ST DEAN WITTER	CASH					
DISCOVER & CO						
NFS IS SPECIALIST						
Dividend Option Cash						
SEARS ROEBUCK & CO	S	167	$51.64	$8,624.21	$7,955.88	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
SOUTHERN CO	SO	255	$24.65	$6,285.75	$6,464.25	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
Next Dividend Payable: 03/06/02						
AT & T CORP	T	1,000	$17.70	$17,700.00	$18,140.00	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
Next Dividend Payable: 02/01/02						
XCEL ENERGY INC COM	XEL	182	$26.70	$4,859.40	$5,048.98	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
HELIONETICS INC PFD CONV	423218500	100	unavailable	unavailable	unavailable	
	CASH					
ZENITH ELECT CORP NO STKHLDRS	989349105	93	unavailable	unavailable	unavailable	
EQUITY ON I/33	CASH					
Dividend Option Cash						
Total Equities				$58,270.81		

Account Number: ABS-037265
Account Name: ALLEN
Statement Date: 04/01/2002 to 04/30/2002

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 81.62%

Description	Symbol/Cusip Account Type	Quantity	Price on 04/30/02	Current Market Value	Prior Market Value	Estimated Annual Income
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Dividend Option Cash	MWD CASH	264	$47.72	$12,[illegible]	$15,[illegible]	
MOTOROLA INC NFS IS SPECIALIST Dividend Option Cash	MOT CASH	2,000	$15.40	$30,800.00	$26,400.00	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash	S CASH	187	$52.79	$9,[illegible]	$8,582.09	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash	SO CASH	255	$28.35	$7,229.25	$6,754.95	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash	XEL CASH	182	$25.43	$4,628.26	$4,819.70	
ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1999 Dividend Option Cash	989349109 CASH	83	unavailable	unavailable	unavailable	

Total Equities — $224,721.11

FIXED INCOME 0.29%

For an explanation of fixed income pricing, please see the last page.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 04/30/02	Estimated Current Market Value	Estimated Prior Market Value	Estimated Annual Income
Corporate Bonds						

Account Number: A85-037265
Account Name: ALLEN

Statement Date: 03/01/2002 to 03/31/2002

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.73%

Description	Symbol/Cusip Account Type	Quantity	Price on 03/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY Dividend Option Cash	MIR CASH	101	$14.43	$1,459.45	$876.68	
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 04/26/02	MWD CASH	268	$57.31	$15,359.08	$13,184.16	
MOTOROLA INC NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 04/15/02	MOT CASH	1,800	$14.20	$28,460.00	$29,800.00	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 04/01/02	S CASH	167	$51.27	$8,562.09	$8,790.84	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash	SO CASH	255	$26.49	$6,754.83	$8,477.00	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 04/20/02	XEL CASH	182	$25.35	$4,613.70	$4,304.30	
ZENITH ELECT CORP NO STKHLDRS EQUITY 08/1/01 Dividend Option Cash	989349105 CASH	93	unavailable	unavailable	unavailable	
Total Equities				$211,421.60		

Account carried with National Financial Services LLC, Member NYSE, SIPC

Account Number: A85-037265
Account Name: ALLEN

Statement Date: 02/01/2002 to 02/28/2002

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.05%

Description	Symbol/Cusip Account Type	Quantity	Price on 02/28/02	Current Market Value	Prior Market Value	Estimated Annual Income
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Dividend Option Cash	MWD CASH	281	$49.12	$13,784.16	$14,740.00	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 04/01/02	S CASH	167	$52.38	$8,780.86	$9,824.25	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 03/06/02	SO CASH	155	$28.40	$4,477.00	$4,285.75	
AT & T CORP NFS IS SPECIALIST Dividend Option Cash	T CASH	1,000	$15.34	$15,340.00	$17,240.00	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash	XEL CASH	182	$23.63	$4,304.38	$4,859.40	
HELIONETICS INC PFD CONV	423276500 CASH	100	unavailable	unavailable	unavailable	
ZENITH ELECT CORP NO STKHLDRS EQUITY 08/1/00 Dividend Option Cash	989349105 CASH	93	unavailable	unavailable	unavailable	
Total Equities				$271,712.01		

Account Number: [illegible]85-037265
Account Name: ALLEN

Statement Date: 12/01/2001 to 12/31/2001

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.35%

Description	Symbol/Cusip Account Type	Quantity	Price on 12/31/01	Current Market Value	Prior Market Value	Estimated Annual Income
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 01/25/02	MWD CASH	[illegible]	$55.[illegible]	$14,[illegible]	$1[illegible],[illegible]74.0[illegible]	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 01/02/02	S CASH	167	$47.[illegible]	$7,[illegible]	$7,400.[illegible]	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash	SO CASH	2[illegible]5	$25.35	$[illegible],[illegible]	$5,[illegible]	
AT & T CORP NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 02/01/02	T CASH	1,000	$18.11	$18,140.00	$17,4[illegible].00	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 01/20/02	XEL CASH	1[illegible]	$27.74	$5,0[illegible]	$4,[illegible]70.42	
HELIONETICS INC PFD CONV	423276500 CASH	100	unavailable	unavailable	$0.00	
ZENITH ELECT CORP NO STKHLDRS EQUITY 0[illegible]/99 Dividend Option Cash	9[illegible]9348107 CASH	53	unavailable	unavailable	$0.00	
Total Equities				$[illegible],701.[illegible]		

Account carried with National Financial Services LLC, Member NYSE, SIPC

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.42%

Description	Symbol/Cusip Account Type	Quantity	Price on 11/30/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Dividend Option Cash	MWD CASH	268	$53.6)	$14,874.00	$13,110.58 13.45%	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 01/02/02	S CASH	167	$45.91	$7,600.17	$6,474.56 17.30%	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 12/06/01	SO CASH	254	$22.71	$5,801.21	$6,094.50 (4.81%)	
AT & T CORP NFS IS SPECIALIST Dividend Option Cash	T CASH	1,000	$17.41	$17,490.00	$15,250.00 14.69%	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash	XEL CASH	181	$27.31	$4,970.42	$5,149.89 (3.48%)	
HELIONETICS INC PFD CONV	423276300 CASH	100		$0.10	$0.00 0.00%	
ZENITH ELECT CORP NO STKHLDRS EQUITY 01/1/00 Dividend Option Cash	989349105 CASH	83		$0.00	$0.00 0.00%	
Total Equities				$49,748.28		

Account carried with National Financial Services LLC, Member NYSE, SIPC

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.44%

Description	Symbol/Cusip Account Type	Quantity	Price on 10/31/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY Dividend Option Cash	MIR CASH	101	$26.0[illegible]	$2,[illegible]	$3,311.[illegible] 18.72%	
MOTOROLA INC NFS IS SPECIALIST Estimated Yield 0.97% Dividend Option Cash	MOT CASH	2,000	$16.37	$32,740.00	$31,200.00 4.94%	$320.00
MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash	MSFT CASH	360	$58.15	$21,073.80	$23,985.00 13.84%	
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Estimated Yield 1.65% Dividend Option Cash	MWD CASH	265	$49.47	$13,110.57	$12,421.80 5.54%	$216.57
SEARS ROEBUCK & CO NFS IS SPECIALIST Estimated Yield 2.37% Dividend Option Cash Next Dividend Payable: 01/01/02	S CASH	167	$38.77	$6,474.59	$5,784.19 11.92%	$153.64
SOUTHERN CO NFS IS SPECIALIST Estimated Yield 5.90% Dividend Option Cash Next Dividend Payable: 12/06/01	SO CASH	355	$22.80	$8,094.50	$8,114.80 (0.93%)	$341.70

Account Number: A85-037265
Account Name: ALLEN

Statement Date: 09/01/2001 to 09/30/2001

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.75%

Description	Symbol/Cusip Account Type	Quantity	Price on 09/30/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
MOTOROLA INC	MOT	2,100	$15.60	$31,800.00	$34,600.00	$320.00
NFS IS SPECIALIST	CASH				(10.34%)	
Estimated Yield 1.02%						
Dividend Option Cash						
Next Dividend Payable: 10/15/01						
MICROSOFT CORP MAKER IN THIS	MSFT	300	$51.17	$15,349.00	$16,525.00	
SECURITY	CASH				(10.21%)	
Dividend Option Cash						
MORGAN STANLEY DEAN WITTER & CO	MWD	288	$46.35	$13,121.89	$14,297.80	$244.50
FRMLY MORGAN ST DEAN WITTER	CASH				(13.12%)	
DISCOVER & CO						
NFS IS SPECIALIST						
Estimated Yield 1.96%						
Dividend Option Cash						
Next Dividend Payable: 10/26/01						
SEARS ROEBUCK & CO	S	197	$34.64	$6,784.98	$7,108.85	$159.84
NFS IS SPECIALIST	CASH				(11.37%)	
Estimated Yield 2.83%						
Dividend Option Cash						
Next Dividend Payable: 10/01/01						
SOUTHERN CO	SO	255	$23.98	$6,114.70	$5,966.35	$341.70
NFS IS SPECIALIST	CASH				2.50%	
Estimated Yield 5.59%						
Dividend Option Cash						
AT & T CORP	T	1,000	$19.30	$19,300.00	$19,040.00	$150.00
NFS IS SPECIALIST	CASH				1.37%	
Estimated Yield 1.77%						
Dividend Option Cash						
Next Dividend Payable: 11/01/01						

Account Number: A85-037165
Account Name: ALLEN
Statement Date: 08/01/2001 to 08/31/2001

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.86%

Description	Symbol/Cusip Account Type	Quantity	Price on 08/31/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
MOTOROLA INC NFS IS SPECIALIST Estimated Yield 0.92% Dividend Option Cash	MOT CASH	2,000	$17.40	$34,800.00	$37,880.00 (8.80%)	$320.00
MICROSOFT CORPNFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash	MSFT CASH	500	$57.05	$28,525.00	$33,081.00 (13.81%)	
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Estimated Yield 1.72% Dividend Option Cash	MWD CASH	268	$53.39	$14,317.40	$16,031.76 (10.48%)	$249.36
SEARS ROEBUCK & CO NFS IS SPECIALIST Estimated Yield 2.15% Dividend Option Cash Next Dividend Payable: 10/01/01	S CASH	187	$42.78	$7,199.25	$7,942.60 (9.50%)	$153.84
SOUTHERN CO NFS IS SPECIALIST Estimated Yield 5.72% Dividend Option Cash Next Dividend Payable: 09/06/01	SO CASH	255	$23.17	$5,908.35	$5,992.50 (1.40%)	$341.70
AT & T CORP NFS IS SPECIALIST Estimated Yield 0.79% Dividend Option Cash	T CASH	1,000	$19.04	$19,040.00	$20,210.00 (5.79%)	$150.00

Statement Period July 01, 2001 Thru July 31, 2001

Customer Name: ALLEN
Account Number: A85-037265

YOUR ACCOUNT EXECUTIVE IS RICHARD ALLEN

1010731 0290 042025171 Page 2

AMERICAN GENERAL FINANCIAL GROUP

POSITIONS IN YOUR ACCOUNT

ACCOUNT TYPE	DESCRIPTION	CUSIP	QUANTITY	PRICE ON 07/31/01	MARKET VALUE
CASH	PRIME FUND DAILY MONEY CLASS 7 DAY AVG NET YIELD 3.26%	FDAXX 233809102	989.17	1.00	989.17
	CASH/CASH EQUIVALENTS	**0.3 % Of Portfolio**			**989.17**
CASH	AT & T CORP NFS IS A SPECIALIST	T 001957109	1,000	20.21	20,210.00
CASH	AT&T WIRELESS SVCS INC NFS LLC IS A SPECIAL	AWE 00209A106	321	18.69	5,999.49
CASH	AVAYA INC NFS LLC IS A SPECALI	AV 053499109	25	12.53	313.25
CASH	BELL SOUTH CORP NFS IS A SPECIALIST	BLS 079860102	417	40.70	16,971.90
CASH	CONSOLIDATED EDISON HLDG CO INC NFS IS A SPECIALIST	ED 209115104	10	39.74	397.40
CASH	DEL MONTE FOODS CO NFS IS A SPECIALIST	DLM 24522P103	500	8.99	4,495.00
CASH	DOLE FOOD CO INC NFS IS A SPECIALIST DELAWARE	DOL 256605106	1,500	22.54	33,810.00
CASH	GENERAL ELECTRIC CO NFS IS A SPECIALIST	GE 369604103	2,000	43.50	87,000.00
CASH	HELIONETICS INC PFD CONV	423276500	100		Not Available
CASH	HELIONETICS INC	HLXO 423276609	5	.003	.02
CASH	INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY	INTC 458140100	1,000	29.81	29,810.00
CASH	KSW INC	KSWW 48268R106	1,012	.42	425.04
CASH	LUCENT TECH INC NFS IS A SPECIALIST	LU 549463107	1,308	6.70	8,763.60
CASH	MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY	MSFT 594918104	500	66.19	33,095.00
CASH	MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY	MIR 604675108	101	30.93	3,123.93
CASH	MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS A SPECIALIST	MWD 617446448	258	59.82	16,031.76
CASH	MOTOROLA INC NFS IS A SPECIALIST	MOT 620076109	2,000	18.69	37,380.00
CASH	SEARS ROEBUCK & CO NFS IS A SPECIALIST	S 812387108	167	46.98	7,845.66
CASH	SOUTHERN CO NFS IS A SPECIALIST	SO 842587107	255	23.50	5,992.50
CASH	XCEL ENERGY INC COM NFS IS A SPECIALIST	XEL 98389B100	182	26.94	4,903.08
CASH	ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1/99	989349105	83		Not Available
	EQUITIES	**99.4 % Of Portfolio**			**316,567.63**
CASH	FRUIT OF THE LOOM CO GUARNT 8.875% 04/15/2006	359416AQ7	10,000	8.00	800.00

*** For an explanation of fixed income pricing, please see the back of the statement ***

FIXED INCOME	**0.3 % Of Portfolio**	**800.00**

END OF STATEMENT

Statement Period June 01, 2001 Thru June 30, 2001

Customer Name: ALLEN
Account Number: A85-037265

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN

AMERICAN GENERAL
FINANCIAL GROUP

1010829 0230 0420377

POSITIONS IN YOUR ACCOUNT

ACCOUNT TYPE	DESCRIPTION	CUSIP	QUANTITY	PRICE ON 06/30/01	MARKET VALUE
CASH	PRIME FUND DAILY MONEY CLASS 7 DAY AVG NET YIELD 3.45%	FDAXX 233809102	406.1	1.00	406.10
	CASH/CASH EQUIVALENTS	**0.1 % Of Portfolio**			**406.10**
CASH	AT & T CORP NFS IS A SPECIALIST	T 001957109	1,000	22.00	22,000.00
CASH	AVAYA INC NFS LLC IS A SPECALI	AV 053499109	25	13.70	342.50
CASH	BELL SOUTH CORP NFS IS A SPECIALIST	BLS 079860102	417	40.27	16,792.59
CASH	CONSOLIDATED EDISON HLDG CO INC NFS IS A SPECIALIST	ED 209115104	10	39.80	398.00
CASH	DEL MONTE FOODS CO NFS IS A SPECIALIST	DLM 24522P103	500	8.38	4,190.00
CASH	DOLE FOOD CO INC NFS IS A SPECIALIST DELAWARE	DOL 256605106	1,500	19.05	28,575.00
CASH	GENERAL ELECTRIC CO NFS IS A SPECIALIST	GE 369604103	2,000	48.75	97,500.00
CASH	HELIONETICS INC PFD CONV	423276500	100		Not Available
CASH	HELIONETICS INC	HLXC 423270003	5	.003	.02
CASH	INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY	INTC 458140100	1,000	29.25	29,250.00
CASH	KSW INC	KSWW 48268R106	1,012	.61	617.32
CASH	LUCENT TECH INC NFS IS A SPECIALIST	LU 549463107	1,308	6.21	8,122.68
CASH	MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY	MSFT 594918104	500	73.00	36,500.00
CASH	MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY	MIR 604675108	101	34.40	3,474.40
CASH	MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS A SPECIALIST	MWD 617446448	268	64.23	17,213.64
CASH	MOTOROLA INC NFS IS A SPECIALIST	MOT 620076109	2,000	16.56	33,120.00
CASH	SEARS ROEBUCK & CO NFS IS A SPECIALIST	S 812387108	167	42.31	7,065.77
CASH	SOUTHERN CO NFS IS A SPECIALIST	SO 842587107	255	23.25	5,928.75
CASH	XCEL ENERGY INC COM NFS IS A SPECIALIST	XEL 98389B100	182	28.45	5,177.90
CASH	ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1/99	989349105	93		Not Available
	EQUITIES	**99.7 % Of Portfolio**			**316,268.57**
CASH	FRUIT OF THE LOOM CO GUARNT 8.875% 04/15/2006	359416AQ7	10,000	6.00	600.00

*** For an explanation of fixed income pricing, please see the back of the statement ***

FIXED INCOME	**0.2 % Of Portfolio**	**600.00**

END OF STATEMENT

EXHIBIT F

Richard Allen
45 Wall Street
Suite 1222
New York, NY 10005

July 22, 2002

Mr. William J. O'Shaughnessy, Jr.
Executive Director Law Division
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Bill,

Please see attached letter indicating ownership of the Morgan Stanley shares.

Thank you

Sincerely,

Richard Allen

American Corporate Benefits, Inc. (ACBI)
45 Wall Street
New York, New York 10005

July 22, 2002

Mr. Robert Allen
2500 Johnson Avenue
Riverdale NY 10463

American General Securities, Inc. Acct # A85 037265

Dear Mr. Allen

This letter confirms that you own 268 Morgan Stanley Dean Whitter & Co. common stock, as of today's date, July 22, 2002. The shares are currently held in street name for your benefit in account # A85-037265, American General Securities, Inc. The 268 shares have been in your account continuously for over two years. The shares have a value of $11,545.44 as of 6/30/02.

Please call me directly with any questions concerning the 268 Morgan Stanley Dean Whitter & Co. common shares.

Sincerely

Ms. Frances Chan, Esq.
Corporate Counsel

TELEPHONE 1-212-843-2344 • FAX 1-212-843-2711
Web Address: http://www.acbi.com • Email: acbi@acbi.com

EXHIBIT G

Morgan Stanley

Fax

Law Division: Company
1221 Avenue of the Americas
New York, NY 10020

Date: 7/22/02 **Subject:**

To: Richard Allen **Company:** **Fax:** 212-843-2711

From: Bill O'Shaughnessy
Fax: 212-762-8835 **Phone:** 212-762-6813

☐ **Urgent** ☐ **Confirm** 7 **Total Pages, Including Cover**

Message:

Richard -

As you requested, I have attached a copy of the SEC's Rule 14a-8 regarding shareholder proposals. If you have questions regarding the rules, you may wish to discuss them with your counsel.

Sincerely,

Bill O'Shaughnessy

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[As last amended in Release No. 33-7912, effective December 4, 2000, 65 F.R. 65736.]

[¶ 40,071] *Shareholder Proposals*

Reg. § 240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting

the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its

definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[As last amended in Release No. 34-40018, effective June 29, 1998, 63 F.R. 29106.]

[¶ 40,081] **False or Misleading Statements**

Reg. § 240.14a-9. (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

[As last amended in Release No. 34-15944, June 25, 1979, 44 F.R. 38810.]

[¶ 40,091] **Prohibition of Certain Solicitations**

Reg. § 240.14a-10. No person making a solicitation which is subject to §§ 240.14a-1 to 240.14a-10 shall solicit:

(a) any undated or post-dated proxy, or

(b) any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

[As adopted in Release No. 34-4775, December 11, 1952, 17 F.R. 11431.]

[¶ 40,101] **Special Provisions Applicable to Election Contests**

Reg. § 240.14a-11. [Removed and Reserved in Release No. 33-7760, effective January 24, 2000, 64 F.R. 61408.]

EXHIBIT H

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

Direct Dial (212)762-6813
Facsimile No: (212) 762-8835
Email Bill.O'Shaughnessy@morganstanley.com

July 26, 2002

VIA FACSIMILE

Richard Allen
45 Wall Street
Suite 1222
New York, NY 10005

Dear Mr. Allen:

In response to your voicemail of Friday, July 26, 2002, we have received and reviewed Robert Allen's and Carol Greenwald's responses to our letter of July 15, 2002. Neither response complies with the eligibility requirements of federal securities laws as described in our letter. Both Mrs. Greenwald and Robert Allen's responses failed to provide us with written statements from the "record" holder of their respective securities verifying that they have continuously held the requisite amount of common stock for at least one year preceding the date the proposal was submitted (that is, July 2, 2002).

Mrs. Greenwald's response included a letter from Wilmington Trust dated January 31, 2002 and verified ownership of securities as of January 30, 2001. The dates on the letter from Wilmington Trust do not satisfy the eligibility requirements as described above and in our earlier letter.

Mr. Allen's response included a letter from American Corporate Benefits, Inc. ("ACBI"), dated July 22, 2002. ACBI does not appear to be the record holder of the shares of common stock that are the subject of the letter and the letter indicates that "American General Securities Incorporated", where Mr. Allen's shares are held, is a separate and unrelated entity. The broker account statements from American General Financial Group that accompanied Mr. Robert Allen's letter of July 19, 2002 fails to cover the appropriate period of continuous ownership indicated in our previous letter as required by the federal securities laws since (i) they do not cover up to the date the proposal was submitted and (ii) it is unclear from the statements whether the shares were held continuously during the months presented. Moreover, the broker account statements merely indicate "Account Name: ALLEN", but fail to identify with specificity the actual account holder. From a review of these statements one cannot identify whether the holder is Richard Allen, Robert Allen or some other Allen.

Morgan Stanley

In order for the proposal to be eligible to be considered for inclusion in Morgan Stanley's proxy statement, these deficiencies must be corrected no later than Monday, July 29, 2002 (which our records indicate is the 14th day after your receipt of our letter of July 15, 2002) as prescribed by federal law.

Very truly yours,

William J. O'Shaughnessy, Jr.
Executive Director

cc: Mrs. Carol Greenwald
5600 Wisconsin Avenue #504
Chevy Chase, MD 20815

Mr. Robert Allen
45 Wall Street
Suite 1222
New York, New York 10005

EXHIBIT I

Robert Allen
45 Wall Street
Suite 1222
New York, NY 10005

July 29, 2002

To: Mr. Michael Golden, Esq.

Please see the attached confirmation concerning my ownership of Morgan Stanley Stock for more than one year from July 2, 2002.

AIG AMERICAN GENERAL

July 29, 2002

Mr. Robert Allen
c/o Richard Allen
45 Wall Street
Suite 1222
New York, New York 10005

Via Fax (212) 843-2711

RE: Robert Allen, Account #A85-037265

Dear Mr. Allen:

I have reviewed the account statements for your Account #A85-037265. I can confirm that between July 2, 2001, through the present, 268 shares of Morgan Stanley Dean Witter stock have been held in Account #A85-037265.

If you have any questions, please call me at 713-831-3282.

Sincerely,

Joseph Lorenzo

cc: Mr. William O'Shaughnessy, Jr.
Executive Director – Law Division
Morgan Stanley Dead Witter

Via Fax (212) 762-8835

American General Securities Incorporated
Member NASD and SIPC
Member of American International Group, Inc.
2727 Allen Parkway, Ste. 290 • Houston, TX 77019 • 713.831.3806 • Fax 713.831.3366

** TOTAL PAGE.01 **

Robert Allen
45 Wall Street
Suite 1222
New York NY 10005

July 29, 2002

Mr. Michael Golden, Esq.
Austin, Sidley, Brown & Wood
787 Seventh Ave
16th Floor
New York NY 10019

RE: Confirmation of ownership of Morgan Stanley stock

Dear Mr. Golden:

Enclosed are:

Confirmation from AIG/American General Securities Inc. regarding ownership of Morgan Stanley stock for the period July 2, 2001 through July 29, 2002, and

Statements of Account A85-037865 for the periods:

June 1 – June 20, 2002
May 1 – May 31, 2002
April 1 – April 30, 2002
March 1 – March 31, 2002
February 1 – February 28, 2002
January 1 – January 31, 2002
December 1 – December 31, 2001
November 1 – November 30, 2001
October 1 – October 31, 2001
September 1 – September 30, 2001
August 1 – August 31, 2001
July 1 – July 31, 2001
June 1 – June 30, 2001
May 1 – May 31, 2001

Sincerely,

Robert Allen

AIG AMERICAN GENERAL

July 29, 2002

Mr. Robert Allen
c/o Richard Allen
45 Wall Street
Suite 1222
New York, New York 10005

Via Fax (212) 843-2711

RE: Robert Allen, Account #A85-037265

Dear Mr. Allen:

I have reviewed the account statements for your Account #A85-037265. I can confirm that between July 2, 2001, through the present, 268 shares of Morgan Stanley Dean Witter stock have been held in Account #A85-037265.

If you have any questions, please call me at 713-831-3282.

Sincerely,

Joseph Lorenzo

cc: Mr. William O'Shaughnessy, Jr.
Executive Director – Law Division
Morgan Stanley Dead Witter

Via Fax (212) 762-8835

American General Securities Incorporated
Member NASD and SIPC
Member of American International Group, Inc.
2727 Allen Parkway, Ste. 290 • Houston, TX 77019 • 713.831.3806 • Fax 713.831.3366

** TOTAL PAGE.01 **

020628 240 071001218
AMERICAN GENERAL SECURITIES, INC
2727 ALLEN PARKWAY
SUITE 290
HOUSTON, TX 77019

Account Number: A85-037265

AMERICAN GENERAL FINANCIAL GROUP

ROBERT ALLEN
2500 JOHNSON AVENUE STE 18S
BRONX NY 10463

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN
RR#: M54

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 212 843 2344

Statement Date: 06/01/02 to 06/30/02

SNAPSHOT

TOTAL PORTFOLIO
$224,442.98

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$30,052.71	$28,898.57
Securities	$194,390.27	$218,577.59
TOTAL PORTFOLIO VALUE	$224,442.98	$247,476.16

Your portfolio contains unpriced positions. The securities may be unpriced for various reasons including but not limited to unavailability of pricing or the security may not have value. Please contact your broker/dealer for further information.

Portfolio Value
(In hundreds of dollars)



3,300
2,200
1,100
0
September 2001
March 2002
December 2001
This Period

A portfolio value less than "100" may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$0.00	$55,079.55
Net Core Fund Activity	($1,154.14)	($28,838.78)
Net Additions and Withdrawals	$0.42	($29,228.36)
Net Income and Expenses	$1,153.72	$2,987.59

GEND
Numbers in parenthesis
...bia or subtractions
... National Financial
..., LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

ount Number: A85-037265
ount Name: ALLEN
ment Date: 06/01/2002 to 06/30/2002

AMERICAN GENERAL FINANCIAL GROUP

SUMMARY

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents		
Money Markets	$30,052.71	$28,898.57
Securities		
Equities		
Equity	$194,165.27	$217,190.09
Fixed Income		
Corporate Bonds	$225.00	$1,387.50
Total Securities	$194,390.27	$218,577.59
TOTAL PORTFOLIO VALUE	$224,442.98	$247,476.16

ACCOUNT ACTIVITY	This Period	Year-To-Date
BEGINNING BALANCE	$0.00	
Trading		
Securities Sold	$0.00	$55,079.55
NET TRADING	$0.00	$55,079.55
Core Fund Activity		
Core Funds Purchased	($1,154.14)	($58,067.56)
Core Funds Sold	$0.00	$29,228.78
NET CORE FUND ACTIVITY	($1,154.14)	($28,838.78)
Additions and Withdrawals		
Checking Activity	$0.00	($29,228.78)
Other Additions and Withdrawals	$0.42	$0.42
NET ADDITIONS AND WITHDRAWALS	$0.42	($29,228.36)
Income and Expenses		
Taxable Income		
Taxable Dividends	$141.82	$1,975.69
Taxable Interest	$18.10	$18.10
NET TAXABLE INCOME	$159.92	$1,993.79
Non-Taxable Income		
Return of Principal	$993.80	$993.80
NET NON-TAXABLE INCOME	$993.80	$993.80
NET INCOME AND EXPENSES	$1,153.72	$2,987.59
ENDING BALANCE	$0.00	

RT: Taxable income termined based on nation available to at the time the ent was prepared, and bject to change. Final nation on taxation of st and dividends is ble on Form ..iv, which is mailed ry of the subsequent

PORTFOLIO ALLOCATION



Money Markets	13.39%
Equities	86.51%
Fixed Income	0.10%

Allocations for equities, fixed income, and other categories may include mutual funds and may be net of short positions. NFS has made assumptions concerning how certain mutual funds are allocated. Closed-end mutual funds listed on an exchange may be included in the equity allocation. The chart may not reflect your actual portfolio allocation. Consult your broker/dealer prior to making investment decisions.

Account carried with National Financial Services LLC, Member NYSE, SIPC
 See last page for important information about your brokerage account and this statement.

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

PORTFOLIO VALUE

CASH AND CASH EQUIVALENTS 13.39%

Description	Symbol/Cusip Account Type	Quantity	Price on 06/30/02	Current Market Value	Prior Market Value	Estimated Annual Income
Money Markets						
PRIME FUND DAILY MONEY CLASS 7 DAY AVG NET YIELD 1.28% Dividend Option Reinvest	FDAXX CASH	30,052.71	$1.00	$30,052.71	$28,898.57	

Total Cash and Cash Equivalents				$30,052.71		

EQUITIES 86.51%

Description	Symbol/Cusip Account Type	Quantity	Price on 06/30/02	Current Market Value	Prior Market Value	Estimated Annual Income
Equity						
AGERE SYS INC CL A NFS LLC IS A SPECIALIST IN THIS S ECURITY Dividend Option Cash	AGRA CASH	14	$1.40	$19.60	unavailable	
AGERE SYS INC CL B NFS LLC IS A SPECIALIST IN THIS SECURITY Dividend Option Cash	AGRB CASH	346	$1.50	$519.00	unavailable	
AT & T CORP NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 08/01/02	T CASH	1,000	$10.70	$10,700.00	$11,970.00	
AT&T WIRELESS SVCS INC NFS IS SPECIALIST Dividend Option Cash	AWE CASH	321	$5.85	$1,877.85	$2,603.31	

AMERICAN GENERAL FINANCIAL GROUP

EQUITIES 86.51%

Description	Symbol/Cusip Account Type	Quantity	Price on 06/30/02	Current Market Value	Prior Market Value	Estimated Annual Income
AVAYA INC NFS LLC IS A SPECALI Dividend Option Cash	AV CASH	25	$4.95	$123.75	$173.00	
BELL SOUTH CORP NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 08/01/02	BLS CASH	417	$31.50	$13,135.50	$13,877.76	
CONSOLIDATED EDISON HLDG CO INC Dividend Option Cash	ED CASH	10	$41.75	$417.50	$437.70	
GENERAL ELECTRIC CO NFS IS A SPECIALIST Dividend Option Cash Next Dividend Payable: 07/25/02	GE CASH	2,000	$29.05	$58,100.00	$62,280.00	
HELIONETICS INC	HLXC CASH	5	$0.002	$0.01	$0.01	
HELIONETICS INC PFD CONV	423276500 CASH	100	unavailable	unavailable	unavailable	
INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash	INTC CASH	1,000	$18.27	$18,270.00	$27,620.00	
KSW INC	KSWW CASH	1,012	$0.90	$910.80	$910.80	
LUCENT TECH INC NFS IS SPECIALIST Dividend Option Cash	LU CASH	1,308	$1.66	$2,171.28	$6,082.20	
MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash	MSFT CASH	500	$54.70	$27,350.00	$25,455.00	

AMERICAN GENERAL FINANCIAL GROUP

EQUITIES 86.51%

Description	Symbol/Cusip Account Type	Quantity	Price on 06/30/02	Current Market Value	Prior Market Value	Estimated Annual Income
MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY Dividend Option Cash	MIR CASH	101	$7.30	$737.30	$959.50	
MORGAN STANLEY NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 07/26/02	MWD CASH	268	$43.08	$11,545.44	$12,183.28	
MOTOROLA INC NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 07/15/02	MOT CASH	2,000	$14.59	$29,180.00	$31,980.00	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 07/01/02	S CASH	167	$54.30	$9,068.10	$9,861.35	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash	SO CASH	255	$27.40	$6,987.00	$6,885.00	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash	XEL CASH	182	$16.77	$3,052.14	$3,911.18	
ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1/99 Dividend Option Cash	989349105 CASH	93	unavailable	unavailable	unavailable	
Total . Equities				$194,165.27		

AMERICAN GENERAL FINANCIAL GROUP

FIXED INCOME 0.10%

For an explanation of fixed income pricing, please see the last page.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 06/30/02	Estimated Current Market Value	Estimated Prior Market Value	Estimated Annual Income
Corporate Bonds						
FRUIT OF THE LOOM INC 8.875% 04/15/2006 SR NT	359416AQ7 CASH	10,000	$2.25	$225.00	$1,387.50	
Total Fixed Income				$225.00		
Total Securities				$194,390.27		
TOTAL PORTFOLIO VALUE				$224,442.88		

ACCOUNT ACTIVITY

CORE FUND ACTIVITY

Core Funds Purchased

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
06/03/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	20	($20.00)
06/06/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	85.43	($85.43)
06/07/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	0.42	($0.42)
06/17/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	1,017.45	($1,017.45)
06/28/02	CASH	REINVESTMENT	PRIME FUND DAILY MONEY CLASS REINVESTED @ $1.00	30.84	($30.84)
Net Core Funds Purchased					($1,154.14)

NET CORE FUND ACTIVITY	($1,154.14)

ADDITIONS AND WITHDRAWALS

ount Number: A85-037265
ount Name: ALLEN
ment Date: 06/01/2002 to 06/30/2002

AMERICAN GENERAL FINANCIAL GROUP

Other Additions and Withdrawals

Date	Account Type	Transaction	Description	Quantity	Amount
06/03/02	CASH	DISTRIBUTION	AGERE SYS INC CL A NFS LLC IS A SPECIALIST IN THIS S ECURITY	14	$0.00
06/03/02	CASH	DISTRIBUTION	AGERE SYS INC CL B	346	$0.00
06/07/02	CASH	IN LIEU OF FRX SHARE	AGERE SYS INC CL A NFS LLC IS A SPECIALIST IN THIS S ECURITY		$0.28
06/07/02	CASH	IN LIEU OF FRX SHARE	AGERE SYS INC CL B		$0.14

Net Other Additions and Withdrawals $0.42

NET ADDITIONS AND WITHDRAWALS $0.42

INCOME AND EXPENSES

Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
Taxable Dividends					
06/01/02	CASH	DIVIDEND RECEIVED	INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY		$20.00
06/06/02	CASH	DIVIDEND RECEIVED	SOUTHERN CO NFS IS SPECIALIST		$85.43
06/15/02	CASH	DIVIDEND RECEIVED	CONSOLIDATED EDISON HLDG CO INC		$5.55
06/28/02	CASH	DIVIDEND RECEIVED	PRIME FUND DAILY MONEY CLASS DIVIDEND RECEIVED		$30.84
Taxable Interest					
06/14/02	CASH	INTEREST	FRUIT OF THE LOOM INC 8.875% 04/15/2006 SR NT		$18.10

Net Taxable Income $159.92

Non-Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
Return of Principal					

unt' Number: A85-037265
unt Name: ALLEN
nent Date: 06/01/2002 to 06/30/2002

AMERICAN GENERAL FINANCIAL GROUP

Non-Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
06/14/02	CASH	PRINCIPAL PAYMENT	FRUIT OF THE LOOM INC 8.875% 04/15/2006 SR NT		$993.80

Net Non-Taxable Income	$993.80
NET INCOME AND EXPENSES	$1,153.72

020531 240 071004997
AMERICAN GENERAL SECURITIES, INC
2727 ALLEN PARKWAY
SUITE 290
HOUSTON, TX 77019

Account Number: A85-037265

AMERICAN GENERAL FINANCIAL GROUP

ROBERT ALLEN
2500 JOHNSON AVENUE STE 18S
BRONX NY 10463

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN
RR#: M54

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 212 843 2344

Statement Date 05/01/02 to 05/31/02

SNAPSHOT

TOTAL PORTFOLIO
$247,476.16

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$28,898.57	$50,483.37
Securities	$218,577.59	$225,521.11
TOTAL PORTFOLIO VALUE	$247,476.16	$276,004.48

Your portfolio contains unpriced positions. The securities may be unpriced for various reasons including but not limited to unavailability of pricing or the security may not have value. .Please contact your broker/dealer for further information.


Portfolio Value
(in hundreds of dollars)
3,300
2,200
1,100
0
September 2001
March 2002
December 2001
This Period

A portfolio value less than "100" may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$5,208.56	$55,079.55
Net Core Fund Activity	$21,584.80	($27,684.64)
Net Additions and Withdrawals	($26,950.00)	($29,228.78)
Net Income and Expenses	$156.64	$1,833.87

.GEND
Numbers in parenthesis
debits or subtractions
- National Financial
ices LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

ount Number: A85-037265
ount Name: ALLEN

ement Date: 05/01/2002 to 05/31/2002

AMERICAN GENERAL FINANCIAL GROUP

SUMMARY

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents		
Money Markets	$28,898.57	$50,483.37
Securities		
Equities		
Equity	$217,190.09	$224,721.11
Fixed Income		
Corporate Bonds	$1,387.50	$800.00
Total Securities	$218,577.59	$225,521.11
TOTAL PORTFOLIO VALUE	$247,476.16	$276,004.48

ERT: Taxable income
letermined based on
rmation available to
at the time the
ment was prepared, and
ubject to change. Final
rmation on taxation of
rest and dividends is
ble on Form
9-Div, which is mailed
January of the subsequent

ACCOUNT ACTIVITY	This Period	Year-To-Date
BEGINNING BALANCE	$0.00	
Trading		
Securities Sold	$5,208.56	$55,079.55
NET TRADING	$5,208.56	$55,079.55
Core Fund Activity		
Core Funds Purchased	($5,365.20)	($56,913.42)
Core Funds Sold	$26,950.00	$29,228.78
NET CORE FUND ACTIVITY	$21,584.80	($27,684.64)
Additions and Withdrawals		
Checking Activity	($26,950.00)	($29,228.78)
NET ADDITIONS AND WITHDRAWALS	($26,950.00)	($29,228.78)
Income and Expenses		
Taxable Income		
Taxable Dividends	$156.64	$1,833.87
NET TAXABLE INCOME	$156.64	$1,833.87
NET INCOME AND EXPENSES	$156.64	$1,833.87
ENDING BALANCE	$0.00	

PORTFOLIO ALLOCATION



Money Markets	11.68%
Equities	87.76%
Fixed Income	0.56%

Allocations for equities, fixed income, and other categories may include mutual funds and may be net of short positions. NFS has made assumptions concerning how certain mutual funds are allocated. Closed-end mutual funds listed on an exchange may be included in the equity allocation. The chart may not reflect your actual portfolio allocation. Consult your broker/dealer prior to making investment decisions.

Account carried with National Financial Services LLC, Member NYSE, SIPC
531 240 071004997 See last page for important information about your brokerage account and this statement.

ount Number: A85-037265
ount Name: ALLEN

ement Date: 05/01/2002 to 05/31/2002

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

PORTFOLIO VALUE

CASH AND CASH EQUIVALENTS 11.68%

Description	Symbol/Cusip Account Type	Quantity	Price on 05/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
Money Markets						
PRIME FUND DAILY MONEY CLASS	FDAXX	28,898.57	$1.00	$28,898.57	$50,483.37	
7 DAY AVG NET YIELD 1.29%	CASH					
Dividend Option Reinvest						
Total Cash and Cash Equivalents				$28,898.57		

EQUITIES 87.76%

Description	Symbol/Cusip Account Type	Quantity	Price on 05/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
Equity						
AT & T CORP	T	1,000	$11.97	$11,970.00	$13,120.00	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
AT&T WIRELESS SVCS INC	AWE	321	$8.11	$2,603.31	$2,872.95	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
AVAYA INC NFS LLC IS A SPECALI	AV	25	$6.92	$173.00	$153.50	
Dividend Option Cash	CASH					
BELL SOUTH CORP	BLS	417	$33.28	$13,877.76	$12,655.95	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
CONSOLIDATED EDISON HLDG CO INC	ED	10	$43.77	$437.70	$435.90	
Dividend Option Cash	CASH					
Next Dividend Payable: 06/15/02						

ount Number: A85-037265
ount Name: ALLEN
ement Date: 05/01/2002 to 05/31/2002

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 87.76%

Description	Symbol/Cusip Account Type	Quantity	Price on 05/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
GENERAL ELECTRIC CO NFS IS A SPECIALIST Dividend Option Cash	GE CASH	2,000	$31.14	$62,280.00	$63,100.00	
HELIONETICS INC	HLXC CASH	5	$0.002	$0.01	$0.01	
HELIONETICS INC PFD CONV	423276500 CASH	100	unavailable	unavailable	unavailable	
INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash Next Dividend Payable: 06/01/02	INTC CASH	1,000	$27.62	$27,620.00	$28,610.00	
KSW INC	KSWW CASH	1,012	$0.90	$910.80	$860.20	
LUCENT TECH INC NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 05/31/02 Split Expected on 05/31/02 Expected Ratio: 0.265:1	LU CASH	1,308	$4.65	$6,082.20	$6,016.80	
MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash	MSFT CASH	500	$50.91	$25,455.00	$26,130.00	
MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY Dividend Option Cash	MIR CASH	101	$9.50	$959.50	$1,220.08	

ccount Number: A85-037265
ccount Name: ALLEN
tement *Date:* 05/01/2002 to 05/31/2002

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 87.76%

Description	Symbol/Cusip Account Type	Quantity	Price on 05/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Dividend Option Cash	MWD CASH	268	$45.46	$12,183.28	$12,788.96	
MOTOROLA INC NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 07/15/02	MOT CASH	2,000	$15.99	$31,980.00	$30,800.00	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 07/01/02	S CASH	167	$59.05	$9,861.35	$8,809.25	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 06/06/02	SO CASH	255	$27.00	$6,885.00	$7,229.25	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash	XEL CASH	182	$21.49	$3,911.18	$4,628.26	
ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1/99 Dividend Option Cash	989349105 CASH	93	unavailable	unavailable	unavailable	
Total Equities				$217,190.09		

Account carried with National Financial Services LLC, Member NYSE, SIPC

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

FIXED INCOME 0.56%

For an explanation of fixed income pricing, please see the last page.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 05/31/02	Estimated Current Market Value	Estimated Prior Market Value	Estimated Annual Income
Corporate Bonds						
FRUIT OF THE LOOM INC 8.875% 04/15/2006 SR NT	359416AQ7 CASH	10,000	$13.875	$1,387.50	$800.00	
Total Fixed Income				$1,387.50		
Total Securities				$218,577.59		
TOTAL PORTFOLIO VALUE				$247,476.16		

ACCOUNT ACTIVITY

TRADING

Securities Sold

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
05/02/02	CASH	YOU SOLD	DEL MONTE FOODS CO @ 10.50 NFS IS SPECIALIST	(500)	$5,208.56
Net · Securities Sold					$5,208.56
NET TRADING					$5,208.56

CORE FUND ACTIVITY

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

Core Funds Purchased

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
05/01/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	116.73	($116.73)
05/02/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	5,208.56	($5,208.56)
05/31/02	CASH	REINVESTMENT	PRIME FUND DAILY MONEY CLASS REINVESTED @ $1.00	39.91	($39.91)

Net Core Funds Purchased ($5,365.20)

Core Funds Sold

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
05/03/02	CASH	YOU SOLD	PRIME FUND DAILY MONEY CLASS @ 1	(22,500)	$22,500.00
05/23/02	CASH	YOU SOLD	PRIME FUND DAILY MONEY CLASS @ 1	(4,450)	$4,450.00

Net Core Funds Sold $26,950.00

NET CORE FUND ACTIVITY $21,584.80

ADDITIONS AND WITHDRAWALS

Checking Activity

Date	Check Number	Payee Detail	Expense Code	Amount
05/03/02	1011	CHECK PAID		($22,500.00)
05/23/02	1012	CHECK PAID		($4,450.00)

Net Checking Activity ($26,950.00)

NET ADDITIONS AND WITHDRAWALS ($26,950.00)

count Number: A85-037265
count Name: ALLEN

tement Date: 05/01/2002 to 05/31/2002

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

INCOME AND EXPENSES

Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
Taxable Dividends					
05/01/02	CASH	DIVIDEND RECEIVED	AT & T CORP NFS IS SPECIALIST		$37.50
05/01/02	CASH	DIVIDEND RECEIVED	BELL SOUTH CORP NFS IS SPECIALIST		$79.23
05/31/02	CASH	DIVIDEND RECEIVED	PRIME FUND DAILY MONEY CLASS DIVIDEND RECEIVED		$39.91
Net Taxable Income					$156.64
NET INCOME AND EXPENSES					$156.64

020430 240 071007761
AMERICAN GENERAL SECURITIES, INC
2727 ALLEN PARKWAY
SUITE 290
HOUSTON, TX 77019

Account Number: A85-037265

AMERICAN GENERAL FINANCIAL GROUP

ROBERT ALLEN
2500 JOHNSON AVENUE STE 18S
BRONX NY 10463

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN
RR#: M54

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 212 843 2344

Statement Date: 04/01/02 to 04/30/02

SNAPSHOT

TOTAL PORTFOLIO
$276,004.48

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$50,483.37	$2.06
Securities	$225,521.11	$294,221.69
TOTAL PORTFOLIO VALUE	$276,004.48	$294,223.75

Your portfolio contains unpriced positions. The securities may be unpriced for various reasons including but not limited to unavailability of pricing or the security may not have value. Please contact your broker/dealer for further information.



Portfolio Value
(In hundreds of dollars)
3,300
2,200
1,100
0
September 2001
March 2002
December 2001
This Period

A portfolio value less than "100" may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$49,870.99	$49,870.99
Net Core Fund Activity	($50,481.31)	($49,269.44)
Net Additions and Withdrawals	$0.00	($2,278.78)
Net Income and Expenses	$610.32	$1,677.23

GEND
Numbers in parenthesis
...dits or subtractions
... National Financial
... LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

ount Number: A85-037265
ount Name: ALLEN

ement Date: 04/01/2002 to 04/30/2002

AMERICAN GENERAL FINANCIAL GROUP

ERT: Taxable income
etermined based on
nation available to
at the time the
nent was prepared, and
bject to change. Final
nation on taxation of
st and dividends is
ble on Form
Div, which is mailed
ary of the subsequent

SUMMARY

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents		
Money Markets	$50,483.37	$2.06
Securities		
Equities		
Equity	$224,721.11	$293,421.69
Fixed Income		
Corporate Bonds	$800.00	$800.00
Total Securities	$225,521.11	$294,221.69
TOTAL PORTFOLIO VALUE	$276,004.48	$294,223.75

ACCOUNT ACTIVITY	This Period	Year-To-Date
BEGINNING BALANCE	$0.00	
Trading		
Securities Sold	$49,870.99	$49,870.99
NET TRADING	$49,870.99	$49,870.99
Core Fund Activity		
Core Funds Purchased	($50,481.31)	($51,548.22)
Core Funds Sold	$0.00	$2,278.78
NET CORE FUND ACTIVITY	($50,481.31)	($49,269.44)
Additions and Withdrawals		
Checking Activity	$0.00	($2,278.78)
NET ADDITIONS AND WITHDRAWALS	$0.00	($2,278.78)
Income and Expenses		
Taxable Income		
Taxable Dividends	$610.32	$1,677.23
NET TAXABLE INCOME	$610.32	$1,677.23
NET INCOME AND EXPENSES	$610.32	$1,677.23
ENDING BALANCE	$0.00	

PORTFOLIO ALLOCATION



Money Markets	18.29%
Equities	81.42%
Fixed Income	0.29%

Allocations for equities, fixed income, and other categories may include mutual funds and may be net of short positions. NFS has made assumptions concerning how certain mutual funds are allocated. Closed-end mutual funds listed on an exchange may be included in the equity allocation. The chart may not reflect your actual portfolio allocation. Consult your broker/dealer prior to making investment decisions.

Account carried with National Financial Services LLC, Member NYSE, SIPC

30 240 071007761 See last page for important information about your brokerage account and this statement.

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

PORTFOLIO VALUE

CASH AND CASH EQUIVALENTS 18.29%

Description	Symbol/Cusip Account Type	Quantity	Price on 04/30/02	Current Market Value	Prior Market Value	Estimated Annual Income
Money Markets						
PRIME FUND DAILY MONEY CLASS	FDAXX	50,483.37	$1.00	$50,483.37	$2.06	
7 DAY AVG NET YIELD 1.35%	CASH					
Dividend Option Reinvest						
Total Cash and Cash Equivalents				$50,483.37		

EQUITIES 81.42%

Description	Symbol/Cusip Account Type	Quantity	Price on 04/30/02	Current Market Value	Prior Market Value	Estimated Annual Income
Equity						
AT & T CORP	T	1,000	$13.12	$13,120.00	$15,700.00	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
Next Dividend Payable: 05/01/02						
AT&T WIRELESS SVCS INC	AWE	321	$8.95	$2,872.95	$2,872.95	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
AVAYA INC NFS LLC IS A SPECALI	AV	25	$6.14	$153.50	$184.50	
Dividend Option Cash	CASH					
BELL SOUTH CORP	BLS	417	$30.35	$12,655.95	$15,370.62	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
Next Dividend Payable: 05/01/02						
CONSOLIDATED EDISON HLDG CO INC	ED	10	$43.59	$435.90	$419.10	
Dividend Option Cash	CASH					
Next Dividend Payable: 06/15/02						

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 81.42%

Description	Symbol/Cusip Account Type	Quantity	Price on 04/30/02	Current Market Value	Prior Market Value	Estimated Annual Income
DEL MONTE FOODS CO NFS IS SPECIALIST Dividend Option Cash	DLM CASH	500	$10.58	$5,290.00	$4,865.00	
GENERAL ELECTRIC CO NFS IS A SPECIALIST Dividend Option Cash	GE CASH	2,000	$31.55	$63,100.00	$74,900.00	
HELIONETICS INC	HLXC CASH	5	$0.002	$0.01	$0.01	
HELIONETICS INC PFD CONV	423276500 CASH	100	unavailable	unavailable	unavailable	
INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash Next Dividend Payable: 06/01/02	INTC CASH	1,000	$28.61	$28,610.00	$30,410.00	
KSW INC	KSWW CASH	1,012	$0.85	$860.20	$708.40	
LUCENT TECH INC NFS IS SPECIALIST Dividend Option Cash	LU CASH	1,308	$4.60	$6,016.80	$6,186.84	
MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash	MSFT CASH	500	$52.26	$26,130.00	$30,155.00	
MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY Dividend Option Cash	MIR CASH	101	$12.08	$1,220.08	$1,459.45	

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 81.42%

Description	Symbol/Cusip Account Type	Quantity	Price on 04/30/02	Current Market Value	Prior Market Value	Estimated Annual Income
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Dividend Option Cash	MWD CASH	268	$47.72	$12,788.96	$15,359.08	
MOTOROLA INC NFS IS SPECIALIST Dividend Option Cash	MOT CASH	2,000	$15.40	$30,800.00	$28,400.00	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash	S CASH	167	$52.75	$8,809.25	$8,562.09	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash	SO CASH	255	$28.35	$7,229.25	$6,754.95	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash	XEL CASH	182	$25.43	$4,628.26	$4,613.70	
ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1/99 Dividend Option Cash	989349105 CASH	93	unavailable	unavailable	unavailable	
Total Equities				$224,721.11		

FIXED INCOME 0.29%

For an explanation of fixed income pricing, please see the last page.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 04/30/02	Estimated Current Market Value	Estimated Prior Market Value	Estimated Annual Income
Corporate Bonds						

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

FIXED INCOME 0.29%

For an explanation of fixed income pricing, please see the last page.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 04/30/02	Estimated Current Market Value	Estimated Prior Market Value	Estimated Annual Income
FRUIT OF THE LOOM INC 8.875% 04/15/2008 SR NT	359418AQ7 CASH	10,000	$8.00	$800.00	$800.00	
Total Fixed Income				$800.00		
Total Securities				$225,521.11		
TOTAL PORTFOLIO VALUE				$276,004.48		

ACCOUNT ACTIVITY

TRADING

Securities Sold

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
04/29/02	CASH	YOU SOLD	DOLE FOOD CO INC DELAWARE @ 33.30 NFS IS SPECIALIST	(1,500)	$49,870.99
Net Securities Sold					$49,870.99
NET TRADING					$49,870.99

CORE FUND ACTIVITY

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

Core Funds Purchased

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
04/01/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	38.41	($38.41)
04/15/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	80	($80.00)
04/22/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	68.25	($68.25)
04/25/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	360	($360.00)
04/26/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	61.64	($61.64)
04/29/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	49,870.99	($49,870.99)
04/30/02	CASH	REINVESTMENT	PRIME FUND DAILY MONEY CLASS REINVESTED @ $1.00	2.02	($2.02)
Net Core Funds Purchased					($50,481.31)

NET CORE FUND ACTIVITY	($50,481.31)

INCOME AND EXPENSES

Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
Taxable Dividends					
04/01/02	CASH	DIVIDEND RECEIVED	SEARS ROEBUCK & CO NFS IS SPECIALIST		$38.41
04/15/02	CASH	DIVIDEND RECEIVED	MOTOROLA INC NFS IS SPECIALIST		$80.00
04/20/02	CASH	DIVIDEND RECEIVED	XCEL ENERGY INC COM NFS IS SPECIALIST		$68.25
04/25/02	CASH	DIVIDEND RECEIVED	GENERAL ELECTRIC CO NFS IS A SPECIALIST		$360.00
04/26/02	CASH	DIVIDEND RECEIVED	MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST		$61.64

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

INCOME AND EXPENSES

Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
04/30/02	CASH	DIVIDEND RECEIVED	PRIME FUND DAILY MONEY CLASS DIVIDEND RECEIVED		$2.02

Net Taxable Income $610.32

NET INCOME AND EXPENSES $610.32

TRADES PENDING SETTLEMENT

These trades settle after the closing date of this statement and will be reflected on your next statement.

Trade Date	Settlement Date	Transaction	Description	Quantity	Amount
04/29/02	05/02/02	SOLD	DEL MONTE FOODS CO NFS IS A SPECIALIST IN THIS SECURITY	(500)	$5,208.56

Net Trades Pending Settlement $5,208.56

020328 240 071011763
AMERICAN GENERAL SECURITIES, INC
2727 ALLEN PARKWAY
SUITE 290
HOUSTON, TX 77019

Account Number: A85-037265

AMERICAN GENERAL FINANCIAL GROUP

ROBERT ALLEN
2500 JOHNSON AVENUE STE 185
BRONX NY 10463

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN
RR#: M64

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 212 843 2344

Statement Date: 03/01/02 to 03/31/02

SNAPSHOT

TOTAL PORTFOLIO
$294,223.75

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$2.06	$1,942.80
Securities	$294,221.69	$287,112.81
TOTAL PORTFOLIO VALUE	$294,223.75	$289,055.61

Your portfolio contains unpriced positions. The securities may be unpriced for various reasons including but not limited to unavailability of pricing or the security may not have value. Please contact your broker/dealer for further information.

Portfolio Value
(in hundreds of dollars)


3,300
2,200
1,100
0
June 2001
September 2001
December 2001
This Period

A portfolio value less than "100" may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Core Fund Activity	$1,940.74	$1,211.87
Net Additions and Withdrawals	($2,278.78)	($2,278.78)
Net Income and Expenses	$338.04	$1,066.91

EGEND
Numbers in parenthesis
debits or subtractions
i = National Financial
ices LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

count Number: A85-037265
count Name: ALLEN
tement *Date:* 03/01/2002 to 03/31/2002

AMERICAN GENERAL FINANCIAL GROUP

SUMMARY

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents		
Money Markets	$2.06	$1,942.80
Securities		
Equities		
Equity	$293,421.69	$286,312.81
Fixed Income		
Corporate Bonds	$800.00	$800.00
Total Securities	**$294,221.69**	**$287,112.81**
TOTAL PORTFOLIO VALUE	**$294,223.75**	**$289,055.61**

ACCOUNT ACTIVITY	This Period	Year-To-Date
BEGINNING BALANCE	$0.00	
Core Fund Activity		
Core Funds Purchased	($338.04)	($1,066.91)
Core Funds Sold	$2,278.78	$2,278.78
NET CORE FUND ACTIVITY	$1,940.74	$1,211.87
Additions and Withdrawals		
Checking Activity	($2,278.78)	($2,278.78)
NET ADDITIONS AND WITHDRAWALS	($2,278.78)	($2,278.78)
Income and Expenses		
Taxable Income		
Taxable Dividends	$338.04	$1,066.91
NET TAXABLE INCOME	$338.04	$1,066.91
NET INCOME AND EXPENSES	$338.04	$1,066.91
ENDING BALANCE	$0.00	

ERT: Taxable income determined based on ormation available to 6 at the time the ement was prepared, and subject to change. Final ormation on taxation of erest and dividends is ilable on Form -Div, which is mailed January of the subsequent r.

PORTFOLIO ALLOCATION



Equities	99.73%
Fixed Income	0.27%

Allocations for equities, fixed income, and other categories may include mutual funds and may be net of short positions. NFS has made assumptions concerning how certain mutual funds are allocated. Closed-end mutual funds listed on an exchange may be included in the equity allocation. The chart may not reflect your actual portfolio allocation. Consult your broker/dealer prior to making investment decisions.

count Number: A85-037265
count Name: ALLEN
tement Date: 03/01/2002 to 03/31/2002

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

PORTFOLIO VALUE

CASH AND CASH EQUIVALENTS 0.00%

Description	Symbol/Cusip Account Type	Quantity	Price on 03/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
Money Markets						
PRIME FUND DAILY MONEY CLASS	FDAXX	2.06	$1.00	$2.06	$1,942.80	
7 DAY AVG NET YIELD 1.35%	CASH					
Dividend Option Reinvest						
Total Cash and Cash Equivalents				$2.06		

EQUITIES 99.73%

Description	Symbol/Cusip Account Type	Quantity	Price on 03/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
Equity						
AT & T CORP	T	1,000	$15.70	$15,700.00	$15,540.00	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
Next Dividend Payable: 05/01/02						
AT&T WIRELESS SVCS INC	AWE	321	$8.95	$2,872.95	$3,238.89	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
AVAYA INC NFS LLC IS A SPECALI	AV	25	$7.38	$184.50	$133.75	
Dividend Option Cash	CASH					
BELL SOUTH CORP	BLS	417	$36.86	$15,370.62	$16,162.92	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
Next Dividend Payable: 05/01/02						
CONSOLIDATED EDISON HLDG CO INC	ED	10	$41.91	$419.10	$408.00	
Dividend Option Cash	CASH					

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.73%

Description	Symbol/Cusip Account Type	Quantity	Price on 03/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY Dividend Option Cash	MIR CASH	101	$14.45	$1,459.45	$876.68	
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 04/26/02	MWD CASH	268	$57.31	$15,359.08	$13,164.16	
MOTOROLA INC NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 04/15/02	MOT CASH	2,000	$14.20	$28,400.00	$26,000.00	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 04/01/02	S CASH	167	$51.27	$8,562.09	$8,780.66	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash	SO CASH	255	$26.49	$6,754.95	$6,477.00	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 04/20/02	XEL CASH	182	$25.35	$4,613.70	$4,304.30	
ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1/99 Dividend Option Cash	989349105 CASH	93	unavailable	unavailable	unavailable	
Total Equities				$293,421.69		

count Number: A85-037265
count Name: ALLEN

tement *Date:* 03/01/2002 to 03/31/2002

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.73%

Description	Symbol/Cusip Account Type	Quantity	Price on 03/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
DEL MONTE FOODS CO NFS IS SPECIALIST Dividend Option Cash	DLM CASH	500	$9.73	$4,665.00	$4,200.00	
DOLE FOOD CO INC DELAWARE NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 06/13/02	DOL CASH	1,500	$31.00	$46,500.00	$44,295.00	
GENERAL ELECTRIC CO NFS IS A SPECIALIST Dividend Option Cash Next Dividend Payable: 04/25/02	GE CASH	2,000	$37.45	$74,900.00	$77,000.00	
HELIONETICS INC	HLXC CASH	5	$0.002	$0.01	$0.01	
HELIONETICS INC PFD CONV	423276500 CASH	100	unavailable	unavailable	unavailable	
INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash Next Dividend Payable: 06/01/02	INTC CASH	1,000	$30.41	$30,410.00	$28,550.00	
KSW INC	KSWW CASH	1,012	$0.70	$708.40	$738.76	
LUCENT TECH INC NFS IS SPECIALIST Dividend Option Cash	LU CASH	1,308	$4.73	$6,106.84	$7,272.48	
MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash	MSFT CASH	500	$60.31	$30,155.00	$29,170.00	

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

Core Funds Sold

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
03/27/02	CASH	YOU SOLD	PRIME FUND DAILY MONEY CLASS @ 1	(2,278.78)	$2,278.78
Net Core Funds Sold					$2,278.78

NET CORE FUND ACTIVITY $1,940.74

ADDITIONS AND WITHDRAWALS

Checking Activity

Date	Check Number	Payee Detail	Expense Code	Amount
03/27/02	1010	CHECK PAID		($2,278.78)
Net Checking Activity				($2,278.78)

NET ADDITIONS AND WITHDRAWALS ($2,278.78)

INCOME AND EXPENSES

Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
Taxable Dividends					
03/01/02	CASH	DIVIDEND RECEIVED	INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY		$20.00
03/06/02	CASH	DIVIDEND RECEIVED	SOUTHERN CO NFS IS SPECIALIST		$85.43
03/15/02	CASH	DIVIDEND RECEIVED	CONSOLIDATED EDISON HLDG CO INC		$5.55
03/21/02	CASH	DIVIDEND RECEIVED	DOLE FOOD CO INC DELAWARE NFS IS SPECIALIST		$225.00

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

FIXED INCOME 0.27%

For an explanation of fixed income pricing, please see the last page.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 03/31/02	Estimated Current Market Value	Estimated Prior Market Value	Estimated Annual Income
Corporate Bonds						
FRUIT OF THE LOOM INC 8.875% 04/15/2006 SR NT	359416AQ7 CASH	10,000	$8.00	$800.00	$800.00	
Total Fixed Income				$800.00		
Total Securities				$294,221.69		
TOTAL PORTFOLIO VALUE				$294,223.75		

ACCOUNT ACTIVITY

CORE FUND ACTIVITY

Core Funds Purchased

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
03/01/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	20	($20.00)
03/06/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	85.43	($85.43)
03/15/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	5.55	($5.55)
03/21/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	225	($225.00)
03/28/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	2.06	($2.06)
Net Core Funds Purchased					($338.04)

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

INCOME AND EXPENSES

Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
03/28/02	CASH	DIVIDEND RECEIVED	PRIME FUND DAILY MONEY CLASS DIVIDEND RECEIVED		$2.06

Net Taxable Income $338.04

NET INCOME AND EXPENSES $338.04

LERT: Open orders
ire after 120 days.

OPEN GTC ORDERS

Date Entered	Symbol/ Cusip	Order Type	Description	Quantity	Expiration Date	Limit Price	Market Price
03/22/02	DOL	SELL LMT DNR	DOLE FOOD CO INC NFS IS A SPECIALIST IN THIS SECURITY DELAWARE	1,500	07/22/02	$33.25000	$31.00000

020228 240 071002443
AMERICAN GENERAL SECURITIES, INC
2727 ALLEN PARKWAY
SUITE 290
HOUSTON, TX 77019

Account Number: A85-037265

AMERICAN GENERAL FINANCIAL GROUP

ROBERT ALLEN
2500 JOHNSON AVENUE STE 185
BRONX NY 10463

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN
RR#: M54

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 212 843 2344

Statement Date: 02/01/02 to 02/28/02

SNAPSHOT

TOTAL PORTFOLIO
$289,055.61

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$1,942.80	$1,823.98
Securities	$287,112.81	$299,058.31
TOTAL PORTFOLIO VALUE	$289,055.61	$300,882.29

Your portfolio contains unpriced positions. The securities may be unpriced for various reasons including but not limited to unavailability of pricing or the security may not have value. Please contact your broker/dealer for further information.



Portfolio Value
(in hundreds of dollars)
3,300
2,200
1,100
0
June 2001
September 2001
December 2001
This Period

A portfolio value less than "100" may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	($118.82)	($728.87)
Net Income and Expenses	$118.82	$728.87

EGEND
Numbers in parenthesis
debits or subtractions
= National Financial
ices LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

cou!it ..umber: A85-037265
count Name: ALLEN

tement *Date:* 02/01/2002 to 02/28/2002

AMERICAN GENERAL FINANCIAL GROUP

SUMMARY

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents		
Money Markets	$1,942.80	$1,823.98
Securities		
Equities		
Equity	$286,312.81	$298,270.81
Fixed Income		
Corporate Bonds	$800.00	$787.50
Total Securities	$287,112.81	$299,058.31
TOTAL PORTFOLIO VALUE	$289,055.61	$300,882.29

ACCOUNT ACTIVITY	This Period	Year-To-Date
BEGINNING BALANCE	$0.00	
Trading		
Securities Purchased	($118.82)	($728.87)
NET TRADING	($118.82)	($728.87)
Income and Expenses		
Taxable Income		
Taxable Dividends	$118.82	$728.87
NET TAXABLE INCOME	$118.82	$728.87
NET INCOME AND EXPENSES	$118.82	$728.87
ENDING BALANCE	$0.00	

LERT: Taxable income determined based on rmation available to S at the time the ement was prepared, and subject to change. Final rmation on taxation of rest and dividends is lable on Form 9-Div, which is mailed 'anuary of the subsequent

PORTFOLIO ALLOCATION



Money Markets	0.67%
Equities	99.05%
Fixed Income	0.28%

Allocations for equities, fixed income, and other categories may include mutual funds and may be net of short positions. NFS has made assumptions concerning how certain mutual funds are allocated. Closed-end mutual funds listed on an exchange may be included in the equity allocation. The chart may not reflect your actual portfolio allocation. Consult your broker/dealer prior to making investment decisions.

Account carried with National Financial Services LLC, Member NYSE, SIPC
0228 240 071002443 See last page for important information about your brokerage account and this statement.

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

PORTFOLIO VALUE

CASH AND CASH EQUIVALENTS 0.67%

Description	Symbol/Cusip Account Type	Quantity	Price on 02/28/02	Current Market Value	Prior Market Value	Estimated Annual Income
Money Markets						
PRIME FUND DAILY MONEY CLASS 7 DAY AVG NET YIELD 1.38% Dividend Option Reinvest	FDAXX CASH	1,942.8	$1.00	$1,942.80	$1,823.98	
Total Cash and Cash Equivalents				$1,942.80		

EQUITIES 99.05%

Description	Symbol/Cusip Account Type	Quantity	Price on 02/28/02	Current Market Value	Prior Market Value	Estimated Annual Income
Equity						
AVAYA INC NFS LLC IS A SPECALI Dividend Option Cash	AV CASH	25	$5.35	$133.75	$215.00	
AT&T WIRELESS SVCS INC NFS IS SPECIALIST Dividend Option Cash	AWE CASH	321	$10.09	$3,238.89	$3,691.50	
BELL SOUTH CORP NFS IS SPECIALIST Dividend Option Cash	BLS CASH	417	$38.76	$16,162.92	$16,680.00	
DEL MONTE FOODS CO NFS IS SPECIALIST Dividend Option Cash	DLM CASH	500	$8.40	$4,200.00	$4,600.00	
DOLE FOOD CO INC DELAWARE NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 03/21/02	DOL CASH	1,500	$29.53	$44,295.00	$42,000.00	

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.05%

Description	Symbol/Cusip Account Type	Quantity	Price on 02/28/02	Current Market Value	Prior Market Value	Estimated Annual Income
CONSOLIDATED EDISON HLDG CO INC Dividend Option Cash Next Dividend Payable: 03/15/02	ED CASH	10	$40.80	$408.00	$409.90	
GENERAL ELECTRIC CO NFS IS A SPECIALIST Dividend Option Cash Next Dividend Payable: 04/25/02	GE CASH	2,000	$38.50	$77,000.00	$74,300.00	
HELIONETICS INC	HLXC CASH	5	$0.002	$0.01	$0.01	
INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash Next Dividend Payable: 03/01/02	INTC CASH	1,000	$28.55	$28,550.00	$35,040.00	
KSW INC	KSWW CASH	1,012	$0.73	$738.76	$910.80	
LUCENT TECH INC NFS IS SPECIALIST Dividend Option Cash	LU CASH	1,308	$5.56	$7,272.48	$8,528.16	
MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY Dividend Option Cash	MIR CASH	101	$8.68	$876.68	$1,011.01	
MOTOROLA INC NFS IS SPECIALIST Dividend Option Cash	MOT CASH	2,000	$13.00	$26,000.00	$26,620.00	
MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash	MSFT CASH	500	$58.34	$29,170.00	$31,855.00	

ccount Number: A85-037265
ccount Name: ALLEN

tement *Date:* 02/01/2002 to 02/28/2002

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.05%

Description	Symbol/Cusip Account Type	Quantity	Price on 02/28/02	Current Market Value	Prior Market Value	Estimated Annual Income
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Dividend Option Cash	MWD CASH	268	$49.12	$13,164.16	$14,740.00	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 04/01/02	S CASH	167	$52.58	$8,780.86	$8,824.28	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 03/06/02	SO CASH	255	$25.40	$6,477.00	$6,285.75	
AT & T CORP NFS IS SPECIALIST Dividend Option Cash	T CASH	1,000	$15.54	$15,540.00	$17,700.00	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash	XEL CASH	182	$23.65	$4,304.30	$4,859.40	
HELIONETICS INC PFD CONV	423276500 CASH	100	unavailable	unavailable	unavailable	
ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1/99 Dividend Option Cash	989349105 CASH	93	unavailable	unavailable	unavailable	
Total Equities				$286,312.81		

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

FIXED INCOME 0.28%

For an explanation of fixed income pricing, please see the last page.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 02/28/02	Estimated Current Market Value	Estimated Prior Market Value	Estimated Annual Income
Corporate Bonds						
FRUIT OF THE LOOM INC 8.875% 04/15/2006 SR NT	359416AQ7 CASH	10,000	$8.00	$800.00	$787.50	
Total Fixed Income				$800.00		
Total Securities				$287,112.81		
TOTAL PORTFOLIO VALUE				$289,055.61		

ACCOUNT ACTIVITY

TRADING

Securities Purchased

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
02/01/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	116.73	($116.73)
02/28/02	CASH	REINVESTMENT	PRIME FUND DAILY MONEY CLASS REINVESTED @ $1.00	2.09	($2.09)
Net Securities Purchased					($118.82)
NET TRADING					($118.82)

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

INCOME AND EXPENSES

Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
Taxable Dividends					
02/01/02	CASH	DIVIDEND RECEIVED	AT & T CORP NFS IS SPECIALIST		$37.50
02/01/02	CASH	DIVIDEND RECEIVED	BELL SOUTH CORP NFS IS SPECIALIST		$79.23
02/28/02	CASH	DIVIDEND RECEIVED	PRIME FUND DAILY MONEY CLASS DIVIDEND RECEIVED		$2.09
Net Taxable Income					$118.82
NET INCOME AND EXPENSES					$118.82

020131 240 071012445
AMERICAN GENERAL SECURITIES, INC
2727 ALLEN PARKWAY
SUITE 290
HOUSTON, TX 77019

Account Number: A85-037265

AMERICAN GENERAL FINANCIAL GROUP

ROBERT ALLEN
2500 JOHNSON AVENUE STE 18S
BRONX NY 10463

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN
RR#: M54

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 212 843 2344

Statement Date: 01/01/02 to 01/31/02

SNAPSHOT

TOTAL PORTFOLIO
$300,882.29

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$1,823.98	$1,213.93
Securities	$299,058.31	$304,476.59
TOTAL PORTFOLIO VALUE	$300,882.29	$305,690.52

Your portfolio contains unpriced positions. The securities may be unpriced for various reasons including but not limited to unavailability of pricing or the security may not have value. Please contact your broker/dealer for further information.

Portfolio Value
(In hundreds of dollars)



3,300
2,200
1,100
0
June 2001
December 2001
September 2001
This Period

A portfolio value less than "100" may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	($610.05)	($610.05)
Net Income and Expenses	$610.05	$610.05

GEND
Numbers in parenthesis
ldits or subtractions
- National Financial
es LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

ount Number: A85-037265
ount Name: ALLEN

ement Date: 01/01/2002 to 01/31/2002

AMERICAN GENERAL FINANCIAL GROUP

SUMMARY

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents		
Money Markets	$1,823.98	$1,213.93
Securities		
Equities		
Equity	$298,270.81	$303,701.59
Fixed Income		
Corporate Bonds	$787.50	$775.00
Total Securities	$299,058.31	$304,476.59
TOTAL PORTFOLIO VALUE	$300,882.29	$305,690.52

ACCOUNT ACTIVITY	This Period	Year-To-Date
BEGINNING BALANCE	$0.00	
Trading		
Securities Purchased	($610.05)	($610.05)
NET TRADING	($610.05)	($610.05)
Income and Expenses		
Taxable Income		
Taxable Dividends	$610.05	$610.05
NET TAXABLE INCOME	$610.05	$610.05
NET INCOME AND EXPENSES	$610.05	$610.05
ENDING BALANCE	$0.00	

ERT: Taxable income etermined based on mation available to at the time the ment was prepared, and ubject to change. Final mation on taxation of est and dividends is ble on Form Div, which is mailed anuary of the subsequent

PORTFOLIO ALLOCATION



Money Markets	0.61%
Equities	99.13%
Fixed Income	0.26%

Allocations for equities, fixed income, and other categories may include mutual funds and may be net of short positions. NFS has made assumptions concerning how certain mutual funds are allocated. Closed-end mutual funds listed on an exchange may be included in the equity allocation. The chart may not reflect your actual portfolio allocation. Consult your broker/dealer prior to making investment decisions.

ount Number: A85-037265
ount Name: ALLEN

ement *Date:* 01/01/2002 to 01/31/2002

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

PORTFOLIO VALUE

CASH AND CASH EQUIVALENTS 0.61%

Description	Symbol/Cusip Account Type	Quantity	Price on 01/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
Money Markets						
PRIME FUND DAILY MONEY CLASS 7 DAY AVG NET YIELD 1.47% Dividend Option Reinvest	FDAXX CASH	1,823.98	$1.00	$1,823.98	$1,213.93	
Total Cash and Cash Equivalents				$1,823.98		

EQUITIES 99.13%

Description	Symbol/Cusip Account Type	Quantity	Price on 01/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
Equity						
AVAYA INC NFS LLC IS A SPECALI Dividend Option Cash	AV CASH	25	$8.60	$215.00	$303.75	
AT&T WIRELESS SVCS INC NFS IS SPECIALIST Dividend Option Cash	AWE CASH	321	$11.50	$3,691.50	$4,612.77	
BELL SOUTH CORP NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 02/01/02	BLS CASH	417	$40.00	$16,680.00	$15,908.55	
DEL MONTE FOODS CO NFS IS SPECIALIST Dividend Option Cash	DLM CASH	500	$9.20	$4,600.00	$4,255.00	
DOLE FOOD CO INC DELAWARE NFS IS SPECIALIST Dividend Option Cash	DOL CASH	1,500	$28.00	$42,000.00	$40,245.00	

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.13%

Description	Symbol/Cusip Account Type	Quantity	Price on 01/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
CONSOLIDATED EDISON HLDG CO INC Dividend Option Cash Next Dividend Payable: 03/15/02	ED CASH	10	$40.99	$409.90	$403.60	
GENERAL ELECTRIC CO NFS IS A SPECIALIST Dividend Option Cash	GE CASH	2,000	$37.15	$74,300.00	$80,160.00	
HELIONETICS INC	HLXC CASH	5	$0.002	$0.01	$0.01	
INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash Next Dividend Payable: 03/01/02	INTC CASH	1,000	$35.04	$35,040.00	$31,450.00	
KSW INC	KSWW CASH	1,012	$0.90	$910.80	$738.76	
LUCENT TECH INC NFS IS SPECIALIST Dividend Option Cash	LU CASH	1,308	$6.52	$8,528.16	$8,240.40	
MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY Dividend Option Cash	MIR CASH	101	$10.01	$1,011.01	$1,618.02	
MOTOROLA INC NFS IS SPECIALIST Dividend Option Cash	MOT CASH	2,000	$13.31	$26,620.00	$30,040.00	
MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash	MSFT CASH	500	$63.71	$31,855.00	$33,125.00	

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.13%

Description	Symbol/Cusip Account Type	Quantity	Price on 01/31/02	Current Market Value	Prior Market Value	Estimated Annual Income
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Dividend Option Cash	MWD CASH	268	$55.00	$14,740.00	$14,991.92	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash	S CASH	167	$52.84	$8,824.28	$7,955.88	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 03/06/02	SO CASH	255	$24.65	$6,285.75	$6,464.25	
AT & T CORP NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 02/01/02	T CASH	1,000	$17.70	$17,700.00	$18,140.00	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash	XEL CASH	182	$26.70	$4,859.40	$5,048.68	
HELIONETICS INC PFD CONV	423276500 CASH	100	unavailable	unavailable	unavailable	
ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1/99 Dividend Option Cash	989349105 CASH	93	unavailable	unavailable	unavailable	
Total Equities				$298,270.81		

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

FIXED INCOME 0.26%

For an explanation of fixed income pricing, please see the last page.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 01/31/02	Estimated Current Market Value	Estimated Prior Market Value	Estimated Annual Income
Corporate Bonds						
FRUIT OF THE LOOM INC 8.875% 04/15/2006 SR NT	359416AQ7 CASH	10,000	$7.875	$787.50	$775.00	
Total Fixed Income				$787.50		
Total Securities				$299,058.31		
TOTAL PORTFOLIO VALUE				$300,882.29		

ACCOUNT ACTIVITY

TRADING

Securities Purchased

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
01/02/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	38.41	($38.41)
01/15/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	80	($80.00)
01/22/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	68.25	($68.25)
01/25/02	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	421.64	($421.64)
01/31/02	CASH	REINVESTMENT	PRIME FUND DAILY MONEY CLASS REINVESTED @ $1.00	1.75	($1.75)
Net Securities Purchased					($610.05)
NET TRADING					($610.05)

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

INCOME AND EXPENSES

Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
Taxable Dividends					
01/02/02	CASH	DIVIDEND RECEIVED	SEARS ROEBUCK & CO NFS IS SPECIALIST		$38.41
01/15/02	CASH	DIVIDEND RECEIVED	MOTOROLA INC NFS IS SPECIALIST		$80.00
01/20/02	CASH	DIVIDEND RECEIVED	XCEL ENERGY INC COM NFS IS SPECIALIST		$68.25
01/25/02	CASH	DIVIDEND RECEIVED	GENERAL ELECTRIC CO NFS IS A SPECIALIST		$360.00
01/25/02	CASH	DIVIDEND RECEIVED	MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST		$61.64
01/31/02	CASH	DIVIDEND RECEIVED	PRIME FUND DAILY MONEY CLASS DIVIDEND RECEIVED		$1.75
Net Taxable Income					$610.05
NET INCOME AND EXPENSES					$610.05

011231 240 071003863
AMERICAN GENERAL SECURITIES, INC
2727 ALLEN PARKWAY
SUITE 290
HOUSTON, TX 77019

Account Number: A85-037265

AMERICAN GENERAL FINANCIAL GROUP

ROBERT ALLEN
2500 JOHNSON AVENUE STE 18S
BRONX NY 10463

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN
RR#: M54

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 212 843 2344

Statement Date: 12/01/01 to 12/31/01

SNAPSHOT

TOTAL PORTFOLIO
$305,690.52

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$1,213.93	$951.40
Securities	$304,476.59	$299,924.26
TOTAL PORTFOLIO VALUE	$305,690.52	$300,875.66

Your portfolio contains unpriced positions. The securities may be unpriced for various reasons including but not limited to unavailability of pricing or the security may not have value. Please contact your broker/dealer for further information.

Portfolio Value
(in hundreds of dollars)


3,300
2,200
1,100
0
March 2001
June 2001
September 2001
This Period

A portfolio value less than "100" may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	($262.53)	$9,495.52
Net Additions and Withdrawals	$0.00	($13,593.85)
Net Income and Expenses	$262.53	$4,098.33

EGEND
Numbers in parenthesis
debits or subtractions
S = National Financial
vices LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

ccount Numbe. ı85-037265
ccount Name: ALLEN
'atement Date: 12/01/2001 to 12/31/2001

AMERICAN GENERAL FINANCIAL GROUP

SUMMARY

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents		
Money Markets	$1,213.93	$951.40
Securities		
Equities		
Equity	$303,701.59	$299,149.26
Fixed Income		
Corporate Bonds	$775.00	$775.00
Total Securities	$304,476.59	$299,924.26
TOTAL PORTFOLIO VALUE	$305,690.52	$300,875.66

LERT: Taxable income determined based on formation available to FS at the time the atement was prepared, and subject to change. Final formation on taxation of terest and dividends is ailable on Form 99-Div, which is mailed nuary of the subsequent

ACCOUNT ACTIVITY	This Period	Year-To-Date
BEGINNING BALANCE	$0.00	
Trading		
Securities Purchased	($262.53)	($43,833.25)
Securities Sold	$0.00	$53,328.77
NET TRADING	($262.53)	$9,495.52
Additions and Withdrawals		
Deposits	$0.00	$10,000.00
Checking Activity	$0.00	($23,618.77)
Other Additions and Withdrawals	$0.00	$24.92
NET ADDITIONS AND WITHDRAWALS	$0.00	($13,593.85)
Income and Expenses		
Taxable Income		
Taxable Dividends	$262.53	$4,098.33
NET TAXABLE INCOME	$262.53	$4,098.33
NET INCOME AND EXPENSES	$262.53	$4,098.33
ENDING BALANCE	$0.00	

PORTFOLIO ALLOCATION



Money Markets	0.40%
Equities	99.35%
Fixed Income	0.25%

Allocations for equities, fixed income, and other categories may include mutual funds and may be net of short positions. NFS has made assumptions concerning how certain mutual funds are allocated. Closed-end mutual funds listed on an exchange may be included in the equity allocation. The chart may not reflect your actual portfolio allocation. Consult your broker/dealer prior to making investment decisions.

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

PORTFOLIO VALUE

CASH AND CASH EQUIVALENTS 0.40%

Description	Symbol/Cusip Account Type	Quantity	Price on 12/31/01	Current Market Value	Prior Market Value	Estimated Annual Income
Money Markets						
PRIME FUND DAILY MONEY CLASS 7 DAY AVG NET YIELD 1.56% Dividend Option Reinvest	FDAXX CASH	1,213.93	$1.00	$1,213.93	$951.40	
Total Cash and Cash Equivalents				$1,213.93		

EQUITIES 99.35%

Description	Symbol/Cusip Account Type	Quantity	Price on 12/31/01	Current Market Value	Prior Market Value	Estimated Annual Income
Equity						
AVAYA INC NFS LLC IS A SPECALI Dividend Option Cash	AV CASH	25	$12.15	$303.75	$284.25	
AT&T WIRELESS SVCS INC NFS IS SPECIALIST Dividend Option Cash	AWE CASH	321	$14.37	$4,612.77	$4,484.37	
BELL SOUTH CORP NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 02/01/02	BLS CASH	417	$38.15	$15,908.55	$16,054.50	
DEL MONTE FOODS CO NFS IS SPECIALIST Dividend Option Cash	DLM CASH	500	$8.51	$4,255.00	$4,225.00	
DOLE FOOD CO INC DELAWARE NFS IS SPECIALIST Dividend Option Cash	DOL CASH	1,500	$26.83	$40,245.00	$35,325.00	

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.35%

Description	Symbol/Cusip Account Type	Quantity	Price on 12/31/01	Current Market Value	Prior Market Value	Estimated Annual Income
CONSOLIDATED EDISON HLDG CO INC Dividend Option Cash	ED CASH	10	$40.36	$403.60	$386.20	
GENERAL ELECTRIC CO NFS IS A SPECIALIST Dividend Option Cash Next Dividend Payable: 01/25/02	GE CASH	2,000	$40.08	$80,160.00	$77,000.00	
HELIONETICS INC	HLXC CASH	5	$0.001	$0.01	$0.01	
INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash	INTC CASH	1,000	$31.45	$31,450.00	$32,660.00	
KSW INC	KSWW CASH	1,012	$0.73	$738.76	$769.12	
LUCENT TECH INC NFS IS SPECIALIST Dividend Option Cash	LU CASH	1,308	$6.30	$8,240.40	$9,574.56	
MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY Dividend Option Cash	MIR CASH	101	$16.02	$1,618.02	$2,465.41	
MOTOROLA INC NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 01/15/02	MOT CASH	2,000	$15.02	$30,040.00	$33,080.00	
MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash	MSFT CASH	500	$66.25	$33,125.00	$32,105.00	

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.35%

Description	Symbol/Cusip Account Type	Quantity	Price on 12/31/01	Current Market Value	Prior Market Value	Estimated Annual Income
MORGAN STANLEY DEAN WITTER & CO	MWD	268	$55.94	$14,991.92	$14,874.00	
FRMLY MORGAN ST DEAN WITTER	CASH					
DISCOVER & CO						
NFS IS SPECIALIST						
Dividend Option Cash						
Next Dividend Payable: 01/25/02						
SEARS ROEBUCK & CO	S	167	$47.64	$7,955.88	$7,600.17	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
Next Dividend Payable: 01/02/02						
SOUTHERN CO	SO	255	$25.35	$6,464.25	$5,801.25	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
AT & T CORP	T	1,000	$18.14	$18,140.00	$17,490.00	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
Next Dividend Payable: 02/01/02						
XCEL ENERGY INC COM	XEL	182	$27.74	$5,048.68	$4,970.42	
NFS IS SPECIALIST	CASH					
Dividend Option Cash						
Next Dividend Payable: 01/20/02						
HELIONETICS INC PFD CONV	423276500	100	unavailable	unavailable	$0.00	
	CASH					
ZENITH ELECT CORP NO STKHLDRS	989349105	93	unavailable	unavailable	$0.00	
EQUITY 09/1/99	CASH					
Dividend Option Cash						
Total Equities				$303,701.59		

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

FIXED INCOME 0.25%

For an explanation of fixed income pricing, please see the last page.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 12/31/01	Estimated Current Market Value	Estimated Prior Market Value	Estimated Annual Income
Corporate Bonds						
FRUIT OF THE LOOM INC 8.875% 04/15/2006 SR NT	359416AQ7 CASH	10,000	$7.75	$775.00	$775.00	
Total Fixed Income				$775.00		
Total Securities				$304,476.59		
TOTAL PORTFOLIO VALUE				$305,690.52		

ACCOUNT ACTIVITY

TRADING

Securities Purchased

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
12/03/01	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	20	($20.00)
12/06/01	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	235.43	($235.43)
12/17/01	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	5.5	($5.50)
12/31/01	CASH	REINVESTMENT	PRIME FUND DAILY MONEY CLASS REINVESTED @ $1.00	1.6	($1.60)
Net . Securities Purchased					($262.53)
NET TRADING					($262.53)

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

INCOME AND EXPENSES

Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
Taxable Dividends					
12/01/01	CASH	DIVIDEND RECEIVED	INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY		$20.00
12/06/01	CASH	DIVIDEND RECEIVED	DOLE FOOD CO INC DELAWARE NFS IS SPECIALIST		$150.00
12/06/01	CASH	DIVIDEND RECEIVED	SOUTHERN CO NFS IS SPECIALIST		$85.43
12/15/01	CASH	DIVIDEND RECEIVED	CONSOLIDATED EDISON HLDG CO INC		$5.50
12/31/01	CASH	DIVIDEND RECEIVED	PRIME FUND DAILY MONEY CLASS DIVIDEND RECEIVED		$1.60
Net Taxable Income					$262.53
NET INCOME AND EXPENSES					$262.53

011130 230 071017626
AMERICAN GENERAL SECURITIES, INC
2727 ALLEN PARKWAY
SUITE 290
HOUSTON, TX 77019

Account Number: A85-037265

AMERICAN GENERAL FINANCIAL GROUP

ROBERT ALLEN
2500 JOHNSON AVENUE STE 18S
BRONX NY 10463

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN
RR#: M54

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 212 843 2344

Statement Date: 11/01/01 to 11/30/01

SNAPSHOT

TOTAL PORTFOLIO
$300,875.66

PORTFOLIO VALUE	This Period	Prior Period	% Change
Cash and Cash Equivalents	$951.40	$833.13	14.20
Securities	$299,924.26	$273,352.61	9.72
TOTAL PORTFOLIO VALUE	$300,875.66	$274,185.74	9.73

Your portfolio contains unpriced positions. The securities may be unpriced for various reasons including but not limited to unavailability of pricing or the security may not have value. Please contact your broker/dealer for further information.



Portfolio Value
(in hundreds of dollars)
3,300
2,200
1,100
0
March 2001
June 2001
September 2001
This Period

A portfolio value less than "100" may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	($118.27)	$9,758.05
Net Additions and Withdrawals	$0.00	($13,593.85)
Net Income and Expenses	$118.27	$3,835.80

:GEND
Numbers in parenthesis
debits or subtractions
; = National Financial
ices LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

count Number: A85-037265
count Name: ALLEN

tement *Date:* 11/01/2001 to 11/30/2001

AMERICAN GENERAL FINANCIAL GROUP

SUMMARY

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents		
Money Markets	$951.40	$833.13
Securities		
Equities		
Equity	$299,149.26	$272,652.61
Fixed Income		
Corporate Bonds	$775.00	$700.00
Total Securities	**$299,924.26**	**$273,352.61**
TOTAL PORTFOLIO VALUE	**$300,875.66**	**$274,185.74**

ACCOUNT ACTIVITY	This Period	Year-To-Date
BEGINNING BALANCE	**$0.00**	
Trading		
Securities Purchased	($118.27)	($43,570.72)
Securities Sold	$0.00	$53,328.77
NET TRADING	($118.27)	$9,758.05
Additions and Withdrawals		
Deposits	$0.00	$10,000.00
Checking Activity	$0.00	($23,618.77)
Other Additions and Withdrawals	$0.00	$24.92
NET ADDITIONS AND WITHDRAWALS	$0.00	($13,593.85)
Income and Expenses		
Taxable Income		
Taxable Dividends	$118.27	$3,835.80
NET TAXABLE INCOME	$118.27	$3,835.80
NET INCOME AND EXPENSES	**$118.27**	**$3,835.80**
ENDING BALANCE	**$0.00**	

LERT: Taxable income determined based on ormation available to S at the time the ement was prepared, and subject to change. Final ormation on taxation of erest and dividends is ilable on Form 19-Div, which is mailed January of the subsequent r.

PORTFOLIO ALLOCATION



Money Markets	0.32%
Equities	99.42%
Fixed Income	0.26%

Allocations for equities, fixed income, and other categories may include mutual funds and may be net of short positions. NFS has made assumptions concerning how certain mutual funds are allocated. Closed-end mutual funds listed on an exchange may be included in the equity allocation. The chart may not reflect your actual portfolio allocation. Consult your broker/dealer prior to making investment decisions.

Account carried with National Financial Services LLC, Member NYSE, SIPC

130 230 071017626 See last page for important information about your brokerage account and this statement.

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

PORTFOLIO VALUE

CASH AND CASH EQUIVALENTS 0.32%

Description	Symbol/Cusip Account Type	Quantity	Price on 11/30/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
Money Markets						
PRIME FUND DAILY MONEY CLASS 7 DAY AVG NET YIELD 1.86% Dividend Option Reinvest	FDAXX CASH	951.4	$1.00	$951.40	$833.13 14.20%	
Total Cash and Cash Equivalents				$951.40		

EQUITIES 99.42%

Description	Symbol/Cusip Account Type	Quantity	Price on 11/30/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
Equity						
AVAYA INC NFS LLC IS A SPECALI Dividend Option Cash	AV CASH	25	$11.37	$284.25	$223.25 27.32%	
AT&T WIRELESS SVCS INC NFS IS SPECIALIST Dividend Option Cash	AWE CASH	321	$13.97	$4,484.37	$4,635.24 (3.25%)	
BELL SOUTH CORP NFS IS SPECIALIST Dividend Option Cash	BLS CASH	417	$38.50	$16,054.50	$15,429.00 4.05%	
DEL MONTE FOODS CO NFS IS SPECIALIST Dividend Option Cash	DLM CASH	500	$8.45	$4,225.00	$4,150.00 1.81%	
DOLE FOOD CO INC DELAWARE NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 12/06/01	DOL CASH	1,500	$23.55	$35,325.00	$30,540.00 15.67%	

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.42%

Description	Symbol/Cusip Account Type	Quantity	Price on 11/30/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
CONSOLIDATED EDISON HLDG CO INC Dividend Option Cash Next Dividend Payable: 12/15/01	ED CASH	10	$38.62	$386.20	$394.90 (2.20%)	
GENERAL ELECTRIC CO NFS IS A SPECIALIST Dividend Option Cash	GE CASH	2,000	$38.50	$77,000.00	$72,820.00 5.74%	
HELIONETICS INC	HLXC CASH	5	$0.001	$0.01	$0.01 0.00%	
INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash Next Dividend Payable: 12/01/01	INTC CASH	1,000	$32.66	$32,660.00	$24,420.00 33.74%	
KSW INC	KSWW CASH	1,012	$0.76	$769.12	$759.00 1.33%	
LUCENT TECH INC NFS IS SPECIALIST Dividend Option Cash	LU CASH	1,308	$7.32	$9,574.56	$8,763.60 9.25%	
MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY Dividend Option Cash	MIR CASH	101	$24.41	$2,465.41	$2,626.00 (6.12%)	
MOTOROLA INC NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 01/15/02	MOT CASH	2,000	$16.54	$33,080.00	$32,740.00 1.04%	
MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash	MSFT CASH	500	$64.21	$32,105.00	$29,075.00 10.42%	

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.42%

Description	Symbol/Cusip Account Type	Quantity	Price on 11/30/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Dividend Option Cash	MWD CASH	268	$55.50	$14,874.00	$13,110.56 13.45%	
SEARS ROEBUCK & CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 01/02/02	S CASH	167	$45.51	$7,600.17	$6,474.59 17.38%	
SOUTHERN CO NFS IS SPECIALIST Dividend Option Cash Next Dividend Payable: 12/06/01	SO CASH	255	$22.75	$5,801.25	$6,094.50 (4.81%)	
AT & T CORP NFS IS SPECIALIST Dividend Option Cash	T CASH	1,000	$17.49	$17,490.00	$15,250.00 14.69%	
XCEL ENERGY INC COM NFS IS SPECIALIST Dividend Option Cash	XEL CASH	182	$27.31	$4,970.42	$5,146.96 (3.43%)	
HELIONETICS INC PFD CONV	423276500 CASH	100		$0.00	$0.00 0.00%	
ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1/99 Dividend Option Cash	989349105 CASH	93		$0.00	$0.00 0.00%	
Total Equities				$299,149.26		

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

FIXED INCOME 0.26%

For an explanation of fixed income pricing, please see the last page.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 11/30/01	Estimated Current Market Value	Estimated Prior Market Value % Change	Estimated Annual Income
Corporate Bonds						
FRUIT OF THE LOOM INC 8.875% 04/15/2006 SR NT	35941 6AQ7 CASH	10,000	$7.75	$775.00	$700.00 10.71%	
Total Fixed Income				$775.00		
Total Securities				$299,924.26		
TOTAL PORTFOLIO VALUE				$300,875.66		

ACCOUNT ACTIVITY

TRADING

Securities Purchased

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
11/01/01	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	116.73	($116.73)
11/30/01	CASH	REINVESTMENT	PRIME FUND DAILY MONEY CLASS REINVESTED @ $1.00	1.54	($1.54)
Net Securities Purchased					($118.27)
NET TRADING					($118.27)

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

INCOME AND EXPENSES
Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
Taxable Dividends					
11/01/01	CASH	DIVIDEND RECEIVED	AT & T CORP NFS IS SPECIALIST		$37.50
11/01/01	CASH	DIVIDEND RECEIVED	BELL SOUTH CORP NFS IS SPECIALIST		$79.23
11/30/01	CASH	DIVIDEND RECEIVED	PRIME FUND DAILY MONEY CLASS DIVIDEND RECEIVED		$1.54
Net Taxable Income					$118.27
NET INCOME AND EXPENSES					$118.27

011031 240 071014713
AMERICAN GENERAL SECURITIES, INC
2727 ALLEN PARKWAY
SUITE 290
HOUSTON, TX 77019

Account Number: A85-037265

AMERICAN GENERAL FINANCIAL GROUP

ROBERT ALLEN
2500 JOHNSON AVENUE STE 18S
BRONX NY 10463

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN
RR#: M54

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 212 843 2344

Statement Date: 10/01/01 to 10/31/01

SNAPSHOT

TOTAL PORTFOLIO
$274,185.74

PORTFOLIO VALUE	This Period	Prior Period	% Change
Cash and Cash Equivalents	$833.13	$263.97	215.62
Securities	$273,352.61	$269,800.50	1.32
TOTAL PORTFOLIO VALUE	$274,185.74	$270,064.47	1.53

Your portfolio contains unpriced positions. The securities may be unpriced for various reasons including but not limited to unavailability of pricing or the security may not have value. Please contact your broker/dealer for further information.



Portfolio Value
(in hundreds of dollars)
3,300
2,200
1,100
0
March 2001
June 2001
September 2001
This Period

A portfolio value less than "0" will not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	($569.16)	$9,876.32
Net Additions and Withdrawals	$0.00	($13,593.85)
Net Income and Expenses	$569.16	$3,717.53

GEND
Numbers in parenthesis
debits or subtractions
= National Financial
ces LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

cdunt Number: A85-037265
count Name: ALLEN
tement Date: 10/01/2001 to 10/31/2001

AMERICAN GENERAL FINANCIAL GROUP

SUMMARY

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents		
Money Markets	$833.13	$263.97
Securities		
Equities		
Equity	$272,652.61	$269,400.50
Fixed Income		
Corporate Bonds	$700.00	$400.00
Total Securities	$273,352.61	$269,800.50
TOTAL PORTFOLIO VALUE	$274,185.74	$270,064.47

ACCOUNT ACTIVITY	This Period	Year-To-Date
BEGINNING BALANCE	$0.00	
Trading		
Securities Purchased	($569.16)	($43,452.45)
Securities Sold	$0.00	$53,328.77
NET TRADING	($569.16)	$9,876.32
Additions and Withdrawals		
Deposits	$0.00	$10,000.00
Checking Activity	$0.00	($23,618.77)
Other Additions and Withdrawals	$0.00	$24.92
NET ADDITIONS AND WITHDRAWALS	$0.00	($13,593.85)
Income and Expenses		
Taxable Income		
Taxable Dividends	$569.16	$3,717.53
NET TAXABLE INCOME	$569.16	$3,717.53
NET INCOME AND EXPENSES	$569.16	$3,717.53
ENDING BALANCE	$0.00	

ERT: Taxable income determined based on rmation available to at the time the ment was prepared, and ubject to change. Final rmation on taxation of rest and dividends is ble on Form -Div, which is mailed January of the subsequent .

PORTFOLIO ALLOCATION



Money Markets	0.30%
Equities	99.44%
Fixed Income	0.26%

Allocations for equities, fixed income, and other categories may include mutual funds and may be net of short positions. NFS has made assumptions concerning how certain mutual funds are allocated. Closed-end mutual funds listed on an exchange may be included in the equity allocation. The chart may not reflect your actual portfolio allocation. Consult your broker/dealer prior to making investment decisions.

031 240 071014713 See last page for important information about your brokerage account and this statement.

Account carried with National Financial Services LLC, Member NYSE, SIPC

ount Number: A85-037265
ount Name: ALLEN

ement Date: 10/01/2001 to 10/31/2001

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

PORTFOLIO VALUE

CASH AND CASH EQUIVALENTS 0.30%

Description	Symbol/Cusip Account Type	Quantity	Price on 10/31/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
Money Markets						
PRIME FUND DAILY MONEY CLASS	FDAXX	833.13	$1.00	$833.13	$263.97	
7 DAY AVG NET YIELD 2.21%	CASH				215.62%	
Dividend Option Reinvest						
Total Cash and Cash Equivalents				$833.13		

EQUITIES 99.44%

Description	Symbol/Cusip Account Type	Quantity	Price on 10/31/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
Equity						
AVAYA INC NFS LLC IS A SPECALI	AV	25	$8.93	$223.25	$247.50	
Dividend Option Cash	CASH				(9.80%)	
AT&T WIRELESS SVCS INC	AWE	321	$14.44	$4,635.24	$4,795.74	
NFS IS SPECIALIST	CASH				(3.35%)	
Dividend Option Cash						
BELL SOUTH CORP	BLS	417	$37.00	$15,429.00	$17,326.35	$316.92
NFS IS SPECIALIST	CASH				(10.95%)	
Estimated Yield 2.05%						
Dividend Option Cash						
Next Dividend Payable: 11/01/01						
DEL MONTE FOODS CO	DLM	500	$8.30	$4,150.00	$3,850.00	
NFS IS SPECIALIST	CASH				7.79%	
Dividend Option Cash						

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.44%

Description	Symbol/Cusip Account Type	Quantity	Price on 10/31/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
DOLE FOOD CO INC DELAWARE NFS IS SPECIALIST Estimated Yield 1.96% Dividend Option Cash Next Dividend Payable: 12/06/01	DOL CASH	1,500	$20.36	$30,540.00	$32,100.00 (4.86%)	$600.00
CONSOLIDATED EDISON HLDG CO INC Estimated Yield 5.57% Dividend Option Cash Next Dividend Payable: 12/15/01	ED CASH	10	$39.49	$394.90	$407.20 (3.02%)	$22.00
GENERAL ELECTRIC CO NFS IS A SPECIALIST Estimated Yield 1.75% Dividend Option Cash	GE CASH	2,000	$36.41	$72,820.00	$74,400.00 (2.12%)	$1,280.00
HELIONETICS INC	HLXC CASH	5	$0.001	$0.01	$0.01 0.00%	
INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Estimated Yield 0.32% Dividend Option Cash Next Dividend Payable: 12/01/01	INTC CASH	1,000	$24.42	$24,420.00	$20,440.00 19.47%	$80.00
KSW INC	KSWW CASH	1,012	$0.75	$759.00	$597.08 27.12%	
LUCENT TECH INC NFS IS SPECIALIST Estimated Yield 1.19% Dividend Option Cash	LU CASH	1,308	$6.70	$8,763.60	$7,494.84 16.93%	$104.64

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.44%

Description	Symbol/Cusip Account Type	Quantity	Price on 10/31/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY Dividend Option Cash	MIR CASH	101	$26.00	$2,626.00	$2,211.80 18.72%	
MOTOROLA INC NFS IS SPECIALIST Estimated Yield 0.97% Dividend Option Cash	MOT CASH	2,000	$16.37	$32,740.00	$31,200.00 4.94%	$320.00
MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Dividend Option Cash	MSFT CASH	500	$58.15	$29,075.00	$25,585.00 13.64%	
MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST Estimated Yield 1.88% Dividend Option Cash	MWD CASH	268	$48.92	$13,110.56	$12,421.80 5.54%	$246.56
SEARS ROEBUCK & CO NFS IS SPECIALIST Estimated Yield 2.37% Dividend Option Cash Next Dividend Payable: 01/02/02	S CASH	167	$38.77	$6,474.59	$5,784.88 11.92%	$153.64
SOUTHERN CO NFS IS SPECIALIST Estimated Yield 5.60% Dividend Option Cash Next Dividend Payable: 12/06/01	SO CASH	255	$23.90	$6,094.50	$6,114.90 (0.33%)	$341.70

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.44%

Description	Symbol/Cusip Account Type	Quantity	Price on 10/31/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
AT & T CORP NFS IS SPECIALIST Estimated Yield 0.98% Dividend Option Cash Next Dividend Payable: 11/01/01	T CASH	1,000	$15.25	$15,250.00	$19,300.00 (20.98%)	$150.00
XCEL ENERGY INC COM NFS IS SPECIALIST Estimated Yield 5.30% Dividend Option Cash	XEL CASH	182	$28.28	$5,146.96	$5,123.30 0.46%	$273.00
HELIONETICS INC PFD CONV	423276500 CASH	100		$0.00	$0.00 0.00%	
ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1/99 Dividend Option Cash	989349105 CASH	93		$0.00	$0.00 0.00%	
Total Equities				$272,652.61		

FIXED INCOME 0.26%

For an explanation of fixed income pricing, please see the last page.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 10/31/01	Estimated Current Market Value	Estimated Prior Market Value % Change	Estimated Annual Income
Corporate Bonds						
FRUIT OF THE LOOM CO GUARNT 8.875% 04/15/2006	359416AQ7 CASH	10,000	$7.00	$700.00	$400.00 75.00%	
Total Fixed Income				$700.00		
Total Securities				$273,352.61		

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

TOTAL PORTFOLIO VALUE

$274,185.74

ACCOUNT ACTIVITY

TRADING

Securities Purchased

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
10/01/01	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	38.41	($38.41)
10/15/01	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	80	($80.00)
10/22/01	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	68.25	($68.25)
10/25/01	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	320	($320.00)
10/26/01	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	61.64	($61.64)
10/31/01	CASH	REINVESTMENT	PRIME FUND DAILY MONEY CLASS REINVESTED @ $1.00	0.86	($0.86)

Net Securities Purchased ($569.16)

NET TRADING

($569.16)

INCOME AND EXPENSES

Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
Taxable Dividends					
10/01/01	CASH	DIVIDEND RECEIVED	SEARS ROEBUCK & CO NFS IS SPECIALIST		$38.41
10/15/01	CASH	DIVIDEND RECEIVED	MOTOROLA INC NFS IS SPECIALIST		$80.00

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

INCOME AND EXPENSES

Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
10/20/01	CASH	DIVIDEND RECEIVED	XCEL ENERGY INC COM NFS IS SPECIALIST		$68.25
10/25/01	CASH	DIVIDEND RECEIVED	GENERAL ELECTRIC CO NFS IS A SPECIALIST		$320.00
10/26/01	CASH	DIVIDEND RECEIVED	MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS SPECIALIST		$61.64
10/31/01	CASH	DIVIDEND RECEIVED	PRIME FUND DAILY MONEY CLASS DIVIDEND RECEIVED		$0.86
Net Taxable Income					$569.16
NET INCOME AND EXPENSES					$569.16

010928 230 071026925
AMERICAN GENERAL SECURITIES, INC
2727 ALLEN PARKWAY
SUITE 290
HOUSTON, TX 77019

Account Number A85-037265

AMERICAN GENERAL FINANCIAL GROUP

ROBERT ALLEN
2500 JOHNSON AVENUE STE 18S
BRONX NY 10463

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN
RR#: M54

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 212 843 2344

Statement Date 09/01/01 to 09/30/01

SNAPSHOT

TOTAL PORTFOLIO
$270,064.47

PORTFOLIO VALUE	This Period	Prior Period	% Change
Cash and Cash Equivalents	$263.97	$2.71	>999.99
Securities	$269,800.50	$299,249.92	(9.84)
TOTAL PORTFOLIO VALUE	$270,064.47	$299,252.63	(9.75)

Your portfolio contains unpriced positions. The securities may be unpriced for various reasons including but not limited to unavailability of pricing or the security may not have value. Please contact your broker/dealer for further information.



Portfolio Value
(In hundreds of dollars)
3,300
2,200
1,100
0
December 2000
June 2001
March 2001
This Period

A portfolio value less than "0" will not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	($261.26)	$10,445.48
Net Additions and Withdrawals	$0.00	($13,593.85)
Net Income and Expenses	$261.26	$3,148.37

GEND
Numbers in parenthesis
debits or subtractions
- National Financial
LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

ount Number: A85-037265
ount Name: ALLEN
ement Date: 09/01/2001 to 09/30/2001

AMERICAN GENERAL FINANCIAL GROUP

SUMMARY

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents		
Money Markets	$263.97	$2.71
Securities		
Equities		
Equity	$269,400.50	$298,837.42
Fixed Income		
Corporate Bonds	$400.00	$412.50
Total Securities	**$269,800.50**	**$299,249.92**
TOTAL PORTFOLIO VALUE	**$270,064.47**	**$299,252.63**

ACCOUNT ACTIVITY	This Period	Year-To-Date
BEGINNING BALANCE	**$0.00**	
Trading		
Securities Purchased	($261.26)	($42,883.29)
Securities Sold	$0.00	$53,328.77
NET TRADING	**($261.26)**	**$10,445.48**
Additions and Withdrawals		
Deposits	$0.00	$10,000.00
Checking Activity	$0.00	($23,618.77)
Other Additions and Withdrawals	$0.00	$24.92
NET ADDITIONS AND WITHDRAWALS	**$0.00**	**($13,593.85)**
Taxable Income		
Taxable Dividends	$261.26	$3,148.37
NET TAXABLE INCOME	$261.26	$3,148.37
NET INCOME AND EXPENSES	**$261.26**	**$3,148.37**
ENDING BALANCE	**$0.00**	

ERT: Taxable income etermined based on mation available to at the time the ment was prepared, and ubject to change. Final mation on taxation of ·t and dividends is le on Form -Div, which is mailed anuary of the subsequent

PORTFOLIO ALLOCATION



Money Markets	0.10%[1]
Equities	99.75%
Fixed Income	0.15%

Allocations for equities, fixed income, and other categories may include mutual funds and may be net of short positions. NFS has made assumptions concerning how certain mutual funds are allocated. Closed-end mutual funds listed on an exchange may be included in the equity allocation. The chart may not reflect your actual portfolio allocation. Consult your broker/dealer prior to making investment decisions.

Account carried with National Financial Services LLC, Member NYSE, SIPC
328 230 071026925 See last page for important information about your brokerage account and this statement.

ount Number: A85-037265
ount Name: ALLEN
ement *Date:* 09/01/2001 to 09/30/2001

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

PORTFOLIO VALUE

CASH AND CASH EQUIVALENTS 0.10%

Description	Symbol/Cusip Account Type	Quantity	Price on 09/30/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
Money Markets						
PRIME FUND DAILY MONEY CLASS	FDAXX	263.97	$1.00	$263.97	$2.71	
7 DAY AVG NET YIELD 2.76%	CASH				999.99%	
Dividend Option Reinvest						
Total Cash and Cash Equivalents				$263.97		

EQUITIES 99.75%

Description	Symbol/Cusip Account Type	Quantity	Price on 09/30/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
Equity						
AVAYA INC	AV	25	$9.90	$247.50	$284.00	
NFS IS SPECIALIST	CASH				(12.85%)	
Dividend Option Cash						
AT&T WIRELESS SVCS INC	AWE	321	$14.94	$4,795.74	$4,975.50	
NFS IS SPECIALIST	CASH				(3.61%)	
Dividend Option Cash						
BELL SOUTH CORP	BLS	417	$41.55	$17,326.35	$15,554.10	$316.92
NFS IS SPECIALIST	CASH				11.39%	
Estimated Yield 1.82%						
Dividend Option Cash						
DEL MONTE FOODS CO	DLM	500	$7.70	$3,850.00	$4,490.00	
NFS IS SPECIALIST	CASH				(14.25%)	
Dividend Option Cash						
DOLE FOOD CO INC DELAWARE	DOL	1,500	$21.40	$32,100.00	$35,985.00	$600.00
NFS IS SPECIALIST	CASH				(10.80%)	
Estimated Yield 1.86%						
Dividend Option Cash						

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.75%

Description	Symbol/Cusip Account Type	Quantity	Price on 09/30/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
CONSOLIDATED EDISON HLDG CO INC NFS IS SPECIALIST Estimated Yield 5.40% Dividend Option Cash	ED CASH	10	$40.72	$407.20	$409.00 (0.44%)	$22.00
GENERAL ELECTRIC CO NFS IS A SPECIALIST Estimated Yield 1.72% Dividend Option Cash Next Dividend Payable: 10/25/01	GE CASH	2,000	$37.20	$74,400.00	$81,960.00 (9.22%)	$1,280.00
HELIONETICS INC	HLXC CASH	5	$0.001	$0.01	$0.01 0.00%	
INTEL CORP MAKER IN THIS SECURITY Estimated Yield 0.39% Dividend Option Cash	INTC CASH	1,000	$20.44	$20,440.00	$27,960.00 (26.90%)	$80.00
KSW INC	KSWW CASH	1,012	$0.59	$597.08	$708.40 (15.71%)	
LUCENT TECH INC NFS IS SPECIALIST Estimated Yield 1.39% Dividend Option Cash	LU CASH	1,308	$5.73	$7,494.84	$8,920.56 (15.98%)	$104.64
MIRANT-CORP SPECIALIST IN THIS SECURITY Dividend Option Cash	MIR CASH	101	$21.90	$2,211.90	$2,893.65 (23.56%)	

ount Number: A85-037265
ount Name: ALLEN
ement Date: 09/01/2001 to 09/30/2001

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.75%

Description	Symbol/Cusip Account Type	Quantity	Price on 09/30/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
MOTOROLA INC	MOT	2,000	$15.60	$31,200.00	$34,800.00	$320.00
NFS IS SPECIALIST	CASH				(10.34%)	
Estimated Yield 1.02%						
Dividend Option Cash						
Next Dividend Payable: 10/15/01						
MICROSOFT CORP MAKER IN THIS	MSFT	500	$51.17	$25,585.00	$28,525.00	
SECURITY	CASH				(10.31%)	
Dividend Option Cash						
MORGAN STANLEY DEAN WITTER & CO	MWD	268	$46.35	$12,421.80	$14,297.80	$246.56
FRMLY MORGAN ST DEAN WITTER	CASH				(13.12%)	
DISCOVER & CO						
NFS IS SPECIALIST						
Estimated Yield 1.98%						
Dividend Option Cash						
Next Dividend Payable: 10/26/01						
SEARS ROEBUCK & CO	S	167	$34.64	$5,784.88	$7,139.25	$153.64
NFS IS SPECIALIST	CASH				(18.97%)	
Estimated Yield 2.65%						
Dividend Option Cash						
Next Dividend Payable: 10/01/01						
SOUTHERN CO	SO	255	$23.98	$6,114.90	$5,908.35	$341.70
NFS IS SPECIALIST	CASH				3.50%	
Estimated Yield 5.58%						
Dividend Option Cash						
AT & T CORP	T	1,000	$19.30	$19,300.00	$19,040.00	$150.00
NFS IS SPECIALIST	CASH				1.37%	
Estimated Yield 0.77%						
Dividend Option Cash						
Next Dividend Payable: 11/01/01						

ount Number: A85-037265
ount Name: ALLEN

ement Date: 09/01/2001 to 09/30/2001

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.75%

Description	Symbol/Cusip Account Type	Quantity	Price on 09/30/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
XCEL ENERGY INC COM	XEL	182	$28.15	$5,123.30	$4,986.80	$273.00
NFS IS SPECIALIST	CASH				2.74%	
Estimated Yield 5.32%						
Dividend Option Cash						
Next Dividend Payable: 10/20/01						
HELIONETICS INC PFD CONV	423276500	100	$0.00	$0.00	$0.00	
	CASH				0.00%	
ZENITH ELECT CORP NO STKHLDRS	989349105	93	$0.00	$0.00	$0.00	
EQUITY 09/1/99	CASH				0.00%	
Dividend Option Cash						
Total Equities				$269,400.50		

FIXED INCOME 0.15%

For an explanation of fixed income pricing, please see the last page.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 09/30/01	Estimated Current Market Value	Estimated Prior Market Value % Change	Estimated Annual Income
Corporate Bonds						
FRUIT OF THE LOOM CO GUARNT	359416AQ7	10,000	$4.00	$400.00	$412.50	$887.50
8.875% 04/15/2006	CASH				(3.03%)	
Next Interest Payable: 10/15/01						
Total Fixed Income				$400.00		
Total Securities				$269,800.50		
TOTAL PORTFOLIO VALUE				$270,084.47		

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

ACCOUNT ACTIVITY

TRADING

Securities Purchased

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
09/04/01	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	20	($20.00)
09/06/01	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	85.43	($85.43)
09/17/01	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	5.5	($5.50)
09/20/01	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	150	($150.00)
09/28/01	CASH	REINVESTMENT	PRIME FUND DAILY MONEY CLASS REINVESTED @ $1.00	0.33	($0.33)

Net Securities Purchased ($261.26)

NET TRADING ($261.26)

INCOME AND EXPENSES

Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
Taxable Dividends					
09/01/01	CASH	DIVIDEND RECEIVED	INTEL CORP MAKER IN THIS SECURITY		$20.00
09/08/01	CASH	DIVIDEND RECEIVED	SOUTHERN CO NFS IS SPECIALIST		$85.43
09/15/01	CASH	DIVIDEND RECEIVED	CONSOLIDATED EDISON HLDG CO INC NFS IS SPECIALIST		$5.50
09/20/01	CASH	DIVIDEND RECEIVED	DOLE FOOD CO INC DELAWARE NFS IS SPECIALIST		$150.00

ount Number: A85-037265
ount Name: ALLEN

ement Date: 09/01/2001 to 09/30/2001

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

INCOME AND EXPENSES

Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
09/28/01	CASH	DIVIDEND RECEIVED	PRIME FUND DAILY MONEY CLASS DIVIDEND RECEIVED		$0.33
Net Taxable Income					$261.26
NET INCOME AND EXPENSES					$261.26

MESSAGES

AT PRESENT, CERTIFICATES OF DEPOSIT (CDS) ARE SHOWN AT FACE VALUE ON YOUR STATEMENT. EFFECTIVE THE QUARTER ENDING SEPTEMBER 2001, CI HAVING A MATURITY DATE EXCEEDING ONE YEAR FROM THE DATE OF ISSUE WILL BE SHOWN ON YOUR STATEMENT AT A MARKET VALUE THAT HAS I OBTAINED FROM A THIRD PARTY SOURCE. IF WE ARE UNABLE TO OBTAIN A VALUE, "UNAVAILABLE" WILL APPEAR INSTEAD OF A DOLLAR VALUE FOR TI CD.

010831 240 071016651
AMERICAN GENERAL SECURITIES, INC
2727 ALLEN PARKWAY
SUITE 290
HOUSTON, TX 77019

Account NumberA85-037265

AMERICAN GENERAL FINANCIAL GROUP

ROBERT ALLEN
2500 JOHNSON AVENUE STE 18S
BRONX NY 10463

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN
RR#: M54

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 212 843 2344

*Statement Date*08/01/01 to 08/31/01

SNAPSHOT

TOTAL PORTFOLIO
$299,252.63

PORTFOLIO VALUE	This Period	Prior Period	% Change
Cash and Cash Equivalents	$2.71	$989.17	(99.73)
Securities	$299,249.92	$317,367.63	(5.71)
TOTAL PORTFOLIO VALUE	$299,252.63	$318,356.80	(6.00)

Your portfolio contains unpriced positions. The securities may be unpriced for various reasons including but not limited to unavailability of pricing or the security may not have value. Please contact your broker/dealer for further information.

Portfolio Value
(in hundreds of dollars)



3,300
2,200
1,100
0
December 2000
June 2001
March 2001
This Period

A portfolio value less than "0" will not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$986.46	$10,706.74
Net Additions and Withdrawals	($1,105.00)	($13,593.85)
Net Income and Expenses	$118.54	$2,887.11

EGEND
Numbers in parenthesis
debits or subtractions
S - National Financial
vices LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

ccount Number: A85-037265
ccount Name: ALLEN

atement Date: 08/01/2001 to 08/31/2001

AMERICAN GENERAL FINANCIAL GROUP

LERT: Taxable income determined based on ormation available to S at the time the tement was prepared, and subject to change. Final ormation on taxation of erest and dividends is ilable on Form 9-Div, which is mailed January of the subsequent r.

SUMMARY

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents		
Money Markets	$2.71	$989.17
Securities		
Equities		
Equity	$298,837.42	$316,567.63
Fixed Income		
Corporate Bonds	$412.50	$800.00
Total Securities	$299,249.92	$317,367.63
TOTAL PORTFOLIO VALUE	$299,252.63	$318,356.80

ACCOUNT ACTIVITY	This Period	Year-To-Date
BEGINNING BALANCE	$0.00	
Trading		
Securities Purchased	($118.54)	($42,622.03)
Securities Sold	$1,105.00	$53,328.77
NET TRADING	$986.46	$10,706.74
Additions and Withdrawals		
Deposits	$0.00	$10,000.00
Checking Activity	($1,105.00)	($23,618.77)
Other Additions and Withdrawals	$0.00	$24.92
NET ADDITIONS AND WITHDRAWALS	($1,105.00)	($13,593.85)
Taxable Income		
Taxable Dividends	$118.54	$2,887.11
NET TAXABLE INCOME	$118.54	$2,887.11
NET INCOME AND EXPENSES	$118.54	$2,887.11
ENDING BALANCE	$0.00	

PORTFOLIO ALLOCATION



Equities	99.86%
Fixed Income	0.14%

Allocations for equities, fixed income, and other categories may include mutual funds and may be net of short positions. NFS has made assumptions concerning how certain mutual funds are allocated. Closed-end mutual funds listed on an exchange may be included in the equity allocation. The chart may not reflect your actual portfolio allocation. Consult your broker/dealer prior to making investment decisions.

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

PORTFOLIO VALUE

CASH AND CASH EQUIVALENTS 0.00%

Description	Symbol/Cusip Account Type	Quantity	Price on 08/31/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
Money Markets						
PRIME FUND DAILY MONEY CLASS 7 DAY AVG NET YIELD 3.03% Dividend Option Reinvest	FDAXX CASH	2.71	$1.00	$2.71	$989.17 (99.73%)	
Total Cash and Cash Equivalents				$2.71		

EQUITIES 99.86%

Description	Symbol/Cusip Account Type	Quantity	Price on 08/31/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
Equity						
AVAYA INC NFS LLC IS A SPECALI Dividend Option Cash	AV CASH	25	$11.36	$284.00	$313.25 (9.34%)	
AT&T WIRELESS SVCS INC NFS LLC IS A SPECIAL Dividend Option Cash	AWE CASH	321	$15.50	$4,975.50	$5,999.49 (17.07%)	
BELL SOUTH CORP NFS IS SPECIALIST Estimated Yield 2.03% Dividend Option Cash	BLS CASH	417	$37.30	$15,554.10	$16,971.90 (8.35%)	$316.92
DEL MONTE FOODS CO NFS IS SPECIALIST Dividend Option Cash	DLM CASH	500	$8.98	$4,490.00	$4,495.00 (0.11%)	
DOLE FOOD CO INC DELAWARE NFS IS SPECIALIST Estimated Yield 1.66% Dividend Option Cash Next Dividend Payable: 09/20/01	DOL CASH	1,500	$23.99	$35,985.00	$33,810.00 6.43%	$600.00

count Number: A85-037265
count Name: ALLEN

tement Date: 08/01/2001 to 08/31/2001

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.86%

Description	Symbol/Cusip Account Type	Quantity	Price on 08/31/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
CONSOLIDATED EDISON HLDG CO INC NFS IS SPECIALIST Estimated Yield 5.37% Dividend Option Cash Next Dividend Payable: 09/15/01	ED CASH	10	$40.90	$409.00	$397.40 2.92%	$22.00
GENERAL ELECTRIC CO NFS IS A SPECIALIST Estimated Yield 1.56% Dividend Option Cash	GE CASH	2,000	$40.98	$81,960.00	$87,000.00 (5.79%)	$1,280.00
HELIONETICS INC	HLXC CASH	5	$0.001	$0.01	$0.02 (50.00%)	
INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY Estimated Yield 0.28% Dividend Option Cash Next Dividend Payable: 09/01/01	INTC CASH	1,000	$27.96	$27,960.00	$29,810.00 (6.21%)	$80.00
KSW INC	KSWW CASH	1,012	$0.70	$708.40	$425.04 66.67%	
LUCENT TECH INC NFS IS SPECIALIST Estimated Yield 1.17% Dividend Option Cash	LU CASH	1,308	$6.82	$8,920.56	$8,763.60 1.79%	$104.64
MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY Dividend Option Cash	MIR CASH	101	$28.65	$2,893.65	$3,123.93 (7.37%)	

count Number: A85-037265
count Name: ALLEN

tement Date: 08/01/2001 to 08/31/2001

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.86%

Description	Symbol/Cusip Account Type	Quantity	Price on 08/31/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
MOTOROLA INC	MOT	2,000	$17.40	$34,800.00	$37,380.00	$320.00
NFS IS SPECIALIST	CASH				(6.90%)	
Estimated Yield 0.92%						
Dividend Option Cash						
MICROSOFT CORP NFS LLC IS A	MSFT	500	$57.05	$28,525.00	$33,095.00	
MARKET MAKER IN THIS SECURITY	CASH				(13.81%)	
Dividend Option Cash						
MORGAN STANLEY DEAN WITTER & CO	MWD	268	$53.35	$14,297.80	$16,031.76	$246.56
FRMLY MORGAN ST DEAN WITTER	CASH				(10.82%)	
DISCOVER & CO						
NFS IS SPECIALIST						
Estimated Yield 1.72%						
Dividend Option Cash						
SEARS ROEBUCK & CO	S	167	$42.75	$7,139.25	$7,845.66	$153.64
NFS IS SPECIALIST	CASH				(9.00%)	
Estimated Yield 2.15%						
Dividend Option Cash						
Next Dividend Payable: 10/01/01						
SOUTHERN CO	SO	255	$23.17	$5,908.35	$5,992.50	$341.70
NFS IS SPECIALIST	CASH				(1.40%)	
Estimated Yield 5.78%						
Dividend Option Cash						
Next Dividend Payable: 09/06/01						
AT & T CORP	T	1,000	$19.04	$19,040.00	$20,210.00	$150.00
NFS IS SPECIALIST	CASH				(5.79%)	
Estimated Yield 0.78%						
Dividend Option Cash						

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

EQUITIES 99.86%

Description	Symbol/Cusip Account Type	Quantity	Price on 08/31/01	Current Market Value	Prior Market Value % Change	Estimated Annual Income
XCEL ENERGY INC COM NFS IS SPECIALIST Estimated Yield 5.47% Dividend Option Cash	XEL CASH	182	$27.40	$4,986.80	$4,903.08 1.71%	$273.00
HELIONETICS INC PFD CONV	423276500 CASH	100	$0.00	$0.00	$0.00 0.00%	
ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1/99 Dividend Option Cash	989349105 CASH	93	$0.00	$0.00	$0.00 0.00%	
Total Equities				$298,837.42		

FIXED INCOME 0.14%

For an explanation of fixed income pricing, please see the last page.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 08/31/01	Estimated Current Market Value	Estimated Prior Market Value % Change	Estimated Annual Income
Corporate Bonds						
FRUIT OF THE LOOM CO GUARNT 8.875% 04/15/2006 Estimated Yield 15.15% Next Interest Payable: 10/15/01	359416AQ7 CASH	10,000	$4.125	$412.50	$800.00 (48.44%)	$887.50
Total Fixed Income				$412.50		
Total Securities				$299,249.92		
TOTAL PORTFOLIO VALUE				$299,252.63		

ACCOUNT ACTIVITY

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

TRADING

Securities Purchased

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
08/01/01	CASH	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	116.73	($116.73)
08/31/01	CASH	REINVESTMENT	PRIME FUND DAILY MONEY CLASS REINVESTED @ $1.00	1.81	($1.81)

Net Securities Purchased ($118.54)

Securities Sold

Settlement Date	Account Type	Transaction	Description	Quantity	Amount
08/17/01	CASH	YOU SOLD	PRIME FUND DAILY MONEY CLASS @ 1	(1,105)	$1,105.00

Net Securities Sold $1,105.00

NET TRADING $986.46

ADDITIONS AND WITHDRAWALS

Checking Activity

Date	Check Number	Payee Detail	Expense Code	Amount
08/17/01	1009	CHECK PAID		($1,105.00)

Net Checking Activity ($1,105.00)

NET ADDITIONS AND WITHDRAWALS ($1,105.00)

AMERICAN GENERAL FINANCIAL GROUP

DETAIL

INCOME AND EXPENSES

Taxable Income

Date	Account Type	Transaction	Description	Quantity	Amount
Taxable Dividends					
08/01/01	CASH	DIVIDEND RECEIVED	AT & T CORP NFS IS SPECIALIST		$37.50
08/01/01	CASH	DIVIDEND RECEIVED	BELL SOUTH CORP NFS IS SPECIALIST		$79.23
08/31/01	CASH	DIVIDEND RECEIVED	PRIME FUND DAILY MONEY CLASS DIVIDEND RECEIVED		$1.81
Net Taxable Income					$118.54
NET INCOME AND EXPENSES					$118.54

MESSAGES

AT PRESENT, CERTIFICATES OF DEPOSIT (CDS) ARE SHOWN AT FACE VALUE ON YOUR STATEMENT. EFFECTIVE THE QUARTER ENDING SEPTEMBER 2001, CDS HAVING A MATURITY DATE EXCEEDING ONE YEAR FROM THE DATE OF ISSUE WILL BE SHOWN ON YOUR STATEMENT AT A MARKET VALUE THAT HAS BEEN OBTAINED FROM A THIRD PARTY SOURCE. IF WE ARE UNABLE TO OBTAIN A VALUE, "UNAVAILABLE" WILL APPEAR INSTEAD OF A DOLLAR VALUE FOR THAT CD.

1010731 0230 042029171
AMERICAN GENERAL SECURITIES, INC
2727 ALLEN PARKWAY
SUITE 290
HOUSTON, TX 77019

AMERICAN GENERAL FINANCIAL GROUP

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN
RR Number M54

Account Number: A85-037265

For Questions Call: Local 212 843 2344

ROBERT ALLEN
2500 JOHNSON AVENUE STE 18S
BRONX NY 10463

Statement Period July 01, 2001 Thru July 31, 2001

INCOME SUMMARY

	This Period	Year To Date
Taxable Dividends	569.91	2,768.57
Sales Proceeds	13.16	24.92

ACCOUNT VALUATION

	Percentage of Your Portfolio	This Period	Last Period
Cash/Cash Equivalents	0.3%	989.17	406.10
Equities	99.4%	316,567.63	316,268.57
Fixed Income	0.3%	800.00	600.00
Total Assets		**318,356.80**	**317,274.67**

ACTIVITY SUMMARY

	Debits	Credits
Opening Net Money Balance	.00	.00
Closing Net Money Balance	.00	.00

Your Portfolio contains unpriced securities. Unpriced securities are only presented in the "Positions in Your Account" section of the statement.

REGULAR ACCOUNT ACTIVITY

SETTLEMENT DATE	TRANSACTION	DESCRIPTION	CUSIP	QUANTITY	DEBIT AMOUNT	CREDIT AMOUNT
07-01-01		***** OPENING BALANCE *****				**.00**
07-02-01	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	233809102	38.41	38.41	
07-02-01	DIVIDEND RECEIVED	SEARS ROEBUCK & CO NFS IS A SPECIALIST	812387108			38.41
07-09-01	DISTRIBUTION	AT&T WIRELESS SVCS INC	00209A106	321		.00
07-12-01	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	233809102	13.16	13.16	
07-12-01	IN LIEU OF FRX SHARE	AT&T WIRELESS SVCS INC	00209A106			13.16
07-16-01	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	233809102	80	80.00	
07-16-01	DIVIDEND RECEIVED	MOTOROLA INC NFS IS A SPECIALIST	620076109			80.00
07-20-01	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	233809102	68.25	68.25	
07-20-01	DIVIDEND RECEIVED	XCEL ENERGY INC COM NFS IS A SPECIALIST	98389B100			68.25
07-25-01	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	233809102	320	320.00	
07-25-01	DIVIDEND RECEIVED	GENERAL ELECTRIC CO NFS IS A SPECIALIST	369604103			320.00
07-27-01	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	233809102	61.64	61.64	
07-27-01	DIVIDEND RECEIVED	MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS A SPECIALIST	617446448			61.64
07-31-01	REINVESTMENT	PRIME FUND DAILY MONEY CLASS REINVESTED @ $1.00	233809102	1.61	1.61	
07-31-01	DIVIDEND RECEIVED	PRIME FUND DAILY MONEY CLASS DIVIDEND RECEIVED	233809102			1.61
07-31-01		***** CLOSING BALANCE *****				**.00**

Statement Period July 01, 2001 Thru July 31, 2001

Customer Name: ALLEN
Account Number: A85-037265

YOUR ACCOUNT EXECUTIVE IS RICHARD ALLEN

1010731 0230 042029171

AMERICAN GENERAL FINANCIAL GROUP

POSITIONS IN YOUR ACCOUNT

ACCOUNT TYPE	DESCRIPTION	CUSIP	QUANTITY	PRICE ON 07/31/01	MARKET VALUE
CASH	PRIME FUND DAILY MONEY CLASS 7 DAY AVG NET YIELD 3.26%	FDAXX 233809102	989.17	1.00	989.17
	CASH/CASH EQUIVALENTS	**0.3 % Of Portfolio**			**989.17**
CASH	AT & T CORP NFS IS A SPECIALIST	T 001957109	1,000	20.21	20,210.00
CASH	AT&T WIRELESS SVCS INC NFS LLC IS A SPECIAL	AWE 00209A106	321	18.69	5,999.49
CASH	AVAYA INC NFS LLC IS A SPECALI	AV 053499109	25	12.53	313.25
CASH	BELL SOUTH CORP NFS IS A SPECIALIST	BLS 079860102	417	40.70	16,971.90
CASH	CONSOLIDATED EDISON HLDG CO INC NFS IS A SPECIALIST	ED 209115104	10	39.74	397.40
CASH	DEL MONTE FOODS CO NFS IS A SPECIALIST	DLM 24522P103	500	8.99	4,495.00
CASH	DOLE FOOD CO INC NFS IS A SPECIALIST DELAWARE	DOL 256605106	1,500	22.54	33,810.00
CASH	GENERAL ELECTRIC CO NFS IS A SPECIALIST	GE 369604103	2,000	43.50	87,000.00
CASH	HELIONETICS INC PFD CONV	423276500	100		Not Available
CASH	HELIONETICS INC	HLXC 423276609	5	.003	.02
CASH	INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY	INTC 458140100	1,000	29.81	29,810.00
CASH	KSW INC	KSWW 48268R106	1,012	.42	425.04
CASH	LUCENT TECH INC NFS IS A SPECIALIST	LU 549463107	1,308	6.70	8,763.60
CASH	MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY	MSFT 594918104	500	66.19	33,095.00
CASH	MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY	MIR 604675108	101	30.93	3,123.93
CASH	MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS A SPECIALIST	MWD 617446448	268	59.82	16,031.76
CASH	MOTOROLA INC NFS IS A SPECIALIST	MOT 620076109	2,000	18.69	37,380.00
CASH	SEARS ROEBUCK & CO NFS IS A SPECIALIST	S 812387108	167	46.98	7,845.66
CASH	SOUTHERN CO NFS IS A SPECIALIST	SO 842587107	255	23.50	5,992.50
CASH	XCEL ENERGY INC COM NFS IS A SPECIALIST	XEL 98389B100	182	26.94	4,903.08
CASH	ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1/99	989349105	93		Not Available
	EQUITIES	**99.4 % Of Portfolio**			**316,567.63**
CASH	FRUIT OF THE LOOM CO GUARNT 8.875% 04/15/2006	359416AQ7	10,000	8.00	800.00

*** For an explanation of fixed income pricing, please see the back of the statement ***

FIXED INCOME	**0.3 % Of Portfolio**	**800.00**

END OF STATEMENT

1010629 0230 042037782
AMERICAN GENERAL SECURITIES, INC
2727 ALLEN PARKWAY
SUITE 290
HOUSTON, TX 77019

AMERICAN GENERAL FINANCIAL GROUP

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN
RR Number M54

Account Number: A85-037265

For Questions Call: Local 212 843 2344

ROBERT ALLEN
2500 JOHNSON AVENUE STE 18S
BRONX NY 10463

Statement Period June 01, 2001 Thru June 30, 2001

INCOME SUMMARY

	This Period	Year To Date
Taxable Dividends	287.99	2,198.66
Sales Proceeds	.00	11.76

ACCOUNT VALUATION

	Percentage of Your Portfolio	This Period	Last Period
Cash/Cash Equivalents	0.1%	406.10	118.11
Equities	99.7%	316,268.57	305,883.03
Fixed Income	0.2%	600.00	750.00
Total Assets		**317,274.67**	**306,751.14**

ACTIVITY SUMMARY

	Debits	Credits
Opening Net Money Balance	.00	.00
Closing Net Money Balance	.00	.00

Your Portfolio contains unpriced securities. Unpriced securities are only presented in the "Positions in Your Account" section of the statement.

REGULAR ACCOUNT ACTIVITY

SETTLEMENT DATE	TRANSACTION	DESCRIPTION	CUSIP	QUANTITY	DEBIT AMOUNT	CREDIT AMOUNT
06-01-01		***** OPENING BALANCE *****				**.00**
06-01-01	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	233809102	46.16	46.16	
06-01-01	DIVIDEND RECEIVED	INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY	458140100			20.00
06-01-01	DIVIDEND RECEIVED	LUCENT TECH INC NFS IS A SPECIALIST	549463107			26.16
06-06-01	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	233809102	85.43	85.43	
06-06-01	DIVIDEND RECEIVED	SOUTHERN CO NFS IS A SPECIALIST	842587107			85.43
06-14-01	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	233809102	150	150.00	
06-14-01	DIVIDEND RECEIVED	DOLE FOOD CO INC NFS IS A SPECIALIST	256605106			150.00
06-15-01	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	233809102	5.5	5.50	
06-15-01	DIVIDEND RECEIVED	CONSOLIDATED EDISON HLDG CO INC NFS IS A SPECIALIST	209115104			5.50
06-29-01	REINVESTMENT	PRIME FUND DAILY MONEY CLASS REINVESTED @ $1.00	233809102	.9	.90	
06-29-01	DIVIDEND RECEIVED	PRIME FUND DAILY MONEY CLASS DIVIDEND RECEIVED	233809102			.90
06-30-01		***** CLOSING BALANCE *****				**.00**

Statement Period June 01, 2001 Thru June 30, 2001

Customer Name: ALLEN
Account Number: A85-037265

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN

AMERICAN GENERAL
FINANCIAL GROUP

1010629 0230 042037782

POSITIONS IN YOUR ACCOUNT

ACCOUNT TYPE	DESCRIPTION	CUSIP	QUANTITY	PRICE ON 06/30/01	MARKET VALUE
CASH	PRIME FUND DAILY MONEY CLASS 7 DAY AVG NET YIELD 3.45%	FDAXX 233809102	406.1	1.00	406.10
	CASH/CASH EQUIVALENTS	**0.1 % Of Portfolio**			**406.10**
CASH	AT & T CORP NFS IS A SPECIALIST	T 001957109	1,000	22.00	22,000.00
CASH	AVAYA INC NFS LLC IS A SPECALI	AV 053499109	25	13.70	342.50
CASH	BELL SOUTH CORP NFS IS A SPECIALIST	BLS 079860102	417	40.27	16,792.59
CASH	CONSOLIDATED EDISON HLDG CO INC NFS IS A SPECIALIST	ED 209115104	10	39.80	398.00
CASH	DEL MONTE FOODS CO NFS IS A SPECIALIST	DLM 24522P103	500	8.38	4,190.00
CASH	DOLE FOOD CO INC NFS IS A SPECIALIST DELAWARE	DOL 256605106	1,500	19.05	28,575.00
CASH	GENERAL ELECTRIC CO NFS IS A SPECIALIST	GE 369604103	2,000	48.75	97,500.00
CASH	HELIONETICS INC PFD CONV	423276500	100		Not Available
CASH	HELIONETICS INC	HLXC 423276609	5	.003	.02
CASH	INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY	INTC 458140100	1,000	29.25	29,250.00
CASH	KSW INC	KSWW 48268R106	1,012	.61	617.32
CASH	LUCENT TECH INC NFS IS A SPECIALIST	LU 549463107	1,308	6.21	8,122.68
CASH	MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY	MSFT 594918104	500	73.00	36,500.00
CASH	MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY	MIR 604675108	101	34.40	3,474.40
CASH	MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS A SPECIALIST	MWD 617446448	268	64.23	17,213.64
CASH	MOTOROLA INC NFS IS A SPECIALIST	MOT 620076109	2,000	16.56	33,120.00
CASH	SEARS ROEBUCK & CO NFS IS A SPECIALIST	S 812387108	167	42.31	7,065.77
CASH	SOUTHERN CO NFS IS A SPECIALIST	SO 842587107	255	23.25	5,928.75
CASH	XCEL ENERGY INC COM NFS IS A SPECIALIST	XEL 98389B100	182	28.45	5,177.90
CASH	ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1/99	989349105	93		Not Available
	EQUITIES	**99.7 % Of Portfolio**			**316,268.57**
CASH	FRUIT OF THE LOOM CO GUARNT 8.875% 04/15/2006	359416AQ7	10,000	6.00	600.00

***** For an explanation of fixed income pricing, please see the back of the statement *****

FIXED INCOME	**0.2 % Of Portfolio**	**600.00**

END OF STATEMENT

1010531 0230 042030815
AMERICAN GENERAL SECURITIES, INC
2727 ALLEN PARKWAY
SUITE 290
HOUSTON, TX 77019

AMERICAN GENERAL FINANCIAL GROUP

YOUR ACCOUNT EXECUTIVE IS
RICHARD ALLEN
RR Number M54

Account Number: A85-037265

For Questions Call: Local 212 843 2344

ROBERT ALLEN
2500 JOHNSON AVENUE STE 18S
BRONX NY 10463

Statement Period May 01, 2001 Thru May 31, 2001

INCOME SUMMARY

	This Period	Year To Date
Taxable Dividends	118.11	1,910.67
Sales Proceeds	.00	11.76

ACCOUNT VALUATION

	Percentage of Your Portfolio	This Period	Last Period
Cash/Cash Equivalents	0.0%	118.11	568.70
Equities	99.8%	305,883.03	312,592.16
Fixed Income	0.2%	750.00	300.00
Total Assets		**306,751.14**	**313,460.86**

ACTIVITY SUMMARY

	Debits	Credits
Opening Net Money Balance	.00	.00
Closing Net Money Balance	.00	.00

Your Portfolio contains unpriced securities. Unpriced securities are only presented in the "Positions in Your Account" section of the statement.

REGULAR ACCOUNT ACTIVITY

SETTLEMENT DATE	TRANSACTION	DESCRIPTION	CUSIP	QUANTITY	DEBIT AMOUNT	CREDIT AMOUNT
05-01-01		***** OPENING BALANCE *****				**.00**
05-01-01	YOU BOUGHT	PRIME FUND DAILY MONEY CLASS @ 1	233809102	116.73	116.73	
05-01-01	DIVIDEND RECEIVED	AT & T CORP NFS IS A SPECIALIST	001957109			37.50
05-01-01	DIVIDEND RECEIVED	BELL SOUTH CORP NFS IS A SPECIALIST	079860102			79.23
05-15-01	YOU SOLD	PRIME FUND DAILY MONEY CLASS @ 1	233809102	568.7		568.70
05-31-01	REINVESTMENT	PRIME FUND DAILY MONEY CLASS REINVESTED @ $1.00	233809102	1.38	1.38	
05-31-01	DIVIDEND RECEIVED	PRIME FUND DAILY MONEY CLASS DIVIDEND RECEIVED	233809102			1.38
		**** NET CHECKING ACTIVITY ****			**568.70**	
05-31-01		***** CLOSING BALANCE *****				**.00**

POSITIONS IN YOUR ACCOUNT

ACCOUNT TYPE	DESCRIPTION	CUSIP	QUANTITY	PRICE ON 05/31/01	MARKET VALUE
CASH	PRIME FUND DAILY MONEY CLASS 7 DAY AVG NET YIELD 3.77%	FDAXX 233809102	118.11	1.00	118.11
	CASH/CASH EQUIVALENTS				**118.11**

Statement Period May 01, 2001 Thru May 31, 2001

Customer Name: ALLEN
Account Number: A85-037265

YOUR ACCOUNT EXECUTIVE IS RICHARD ALLEN

1010531 0230 042030615 Page 2

AMERICAN GENERAL FINANCIAL GROUP

POSITIONS IN YOUR ACCOUNT

ACCOUNT TYPE	DESCRIPTION	CUSIP	QUANTITY	PRICE ON 05/31/01	MARKET VALUE
CASH	AT & T CORP NFS IS A SPECIALIST	T 001957109	1,000	21.17	21,170.00
CASH	AVAYA INC NFS LLC IS A SPECALI	AV 053499109	25	16.20	405.00
CASH	BELL SOUTH CORP NFS IS A SPECIALIST	BLS 079860102	417	41.23	17,192.91
CASH	CONSOLIDATED EDISON HLDG CO INC NFS IS A SPECIALIST	ED 209115104	10	39.15	391.50
CASH	DEL MONTE FOODS CO NFS IS A SPECIALIST	DLM 24522P103	500	8.02	4,010.00
CASH	DOLE FOOD CO INC NFS IS A SPECIALIST	DOL 256605106	1,500	15.48	23,220.00
CASH	GENERAL ELECTRIC CO NFS IS A SPECIALIST	GE 369604103	2,000	49.00	98,000.00
CASH	HELIONETICS INC PFD CONV	423276500	100		Not Available
CASH	HELIONETICS INC	HLXC 423276609	5	.003	.02
CASH	INTEL CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY	INTC 458140100	1,000	27.01	27,010.00
CASH	KSW INC	KSWW 48268R106	1,012	.61	617.32
CASH	LUCENT TECH INC NFS IS A SPECIALIST	LU 549463107	1,308	7.88	10,307.04
CASH	MICROSOFT CORP NFS LLC IS A MARKET MAKER IN THIS SECURITY	MSFT 594918104	500	69.18	34,590.00
CASH	MIRANT CORP NFS LLC IS A SPECIALIST IN THIS SECURITY	MIR 604675108	101	39.30	3,969.30
CASH	MORGAN STANLEY DEAN WITTER & CO FRMLY MORGAN ST DEAN WITTER DISCOVER & CO NFS IS A SPECIALIST	MWD 617446448	268	65.01	17,422.68
CASH	MOTOROLA INC NFS IS A SPECIALIST	MOT 620076109	2,000	14.70	29,400.00
CASH	SEARS ROEBUCK & CO NFS IS A SPECIALIST	S 812387108	167	39.88	6,659.96
CASH	SOUTHERN CO NFS IS A SPECIALIST	SO 842587107	255	23.54	6,002.70
CASH	XCEL ENERGY INC COM NFS IS A SPECIALIST	XEL 98389B100	182	30.30	5,514.60
CASH	ZENITH ELECT CORP NO STKHLDRS EQUITY 09/1/99	989349105	93		Not Available
	EQUITIES	**99.8 % Of Portfolio**			**305,883.03**
CASH	FRUIT OF THE LOOM CO GUARNT 8.875% 04/15/2006	359416AQ7	10,000	7.50	750.00

***** For an explanation of fixed income pricing, please see the back of the statement *****

FIXED INCOME **0.2 % Of Portfolio** **750.00**

CHECK WRITING ACTIVITY

DATE	CHECK NUMBER	PAYEE DETAIL	DEBIT AMOUNT	CREDIT AMOUNT
05-15-01	1007	CHECK PAID	568.70	
		**** NET CHECKING ACTIVITY ****	**568.70**	

END OF STATEMENT

EXHIBIT J

Carol Greenwald
5600 Wisconsin Ave #504
Chevy Chase, MD 20815
301-657-2072
301-657-2073 fax

July 31, 2002

Mr. William O'Shaughnessy
1221 Ave. of the Americas
New York, NY 10020

Dear Mr. O'Shaughnessy,

Your July 26, 2002 letter was delivered to me by UPS on July 29th, giving me insufficient time to respond to your request for additional information by the 29th.

I have asked Wilmington Trust to update its confirmation that I have continuously owned 1200 shares of Morgan Stanley since 1995 and still own these shares. I have enclosed this certification. As I previously wrote to you, I intend to hold these shares until after the next annual meeting.

I point out to you that I had previously sent you copies of monthly brokerage statements from Wilmington Trust showing that I owned these shares currently. The monthly statements were from all the months between the original January letter from Wilmington Trust to the month of the letter. I fail to see how that does not provide proof of my owning the securities for the year prior to the proposals.

Sincerely,

Carol Greenwald

Carol Greenwald

WILMINGTON TRUST

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001

(302) 651-8105

July 31, 2002

Mrs. Carol Greenwald
3040 Idaho Avenue, N.W.
Suite 607
Washington, D.C. 20016

RE: Carol Greenwald –Custody Account No. 31838-0

Dear Carol:

Per our discussion today, this letter confirms that you own 1,200 shares of Morgan Stanley Common Stock as of July 30, 2002. The shares are currently held in Wilmington Trust Company name for your benefit in Custody Account 31838-0. The 1,200 shares were purchased on February 6, 1995 with a cost basis of $11,992.50. You have continuously held the above-mentioned shares since the acquisition date.

If you require any further information about your Morgan Stanley shares, please do not hesitate to contact me.

Best regards,

Beth R McCarty

Beth R. McCarty
Senior Trust Officer
Private Client Advisory Services
bmccarty@wilmingtontrust.com

EXHIBIT K

About ACBI

Investment Brokerage

Richard Allen of *American Corporate Benefits, Inc. (ACBI)* works through American General Securities Incorporated (AGSI)*, a full-service NASD-registered broker/dealer dedicated to helping representatives like you attract and retain the assets that are critical to the growth of their securities business.

AGSI currently helps more than 1,000 of the industry's leading financial advisors create, support, and maintain the client relationships that are key to business development. AGSI provides service and support for more than $600 million in consumer financial transactions each year, meeting the needs of clients in all fifty states.

AGSI representatives and their clients have the security of knowing their business is cleared through National Financial Limited Liability Corporation (NFS LLC), a subsidiary of Fidelity Investments. They also have the security of knowing that AGSI is part of the American General Corporation family of companies.

To AGSI's representatives and their clients, it is the best of both worlds. The financial strength, market presence, and sophisticated resources of AGSI's ultimate parent company help build the confidence that is critical today to attracting clients' assets. The freedom and flexibility of operating through and independent broker/dealer allow AGSI to provide the in-depth expertise and dedicated support necessary to ensure assets are managed and invested to maximize clients' financial objectives.

Moving forward, AGSI will continue to dedicate time and resources to products, services, and support that will put our representatives in the best possible position to maximize the wealth of opportunities presented by today's investment market.

To learn more about what we we offer through AGSI, click AGSI products and services.

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* Securities offered through American General Securities Incorporated (AGSI), 2727 Allen Parkway, W2-90, Houston, TX, 77019. Tel. (713) 831-3806. American Corporate Benefits Incorporated (ACBI) and American General Securities Incorporated (AGSI) are separate and unrelated companies.

About ACBI

*What We Offer Through AGSI**

Preferred Product List
In addition to our extensive product offerings, AGSI has forged partnerships with some of the industry's most highly respected distributors of financial products. These preferred product distributors are committed to working closely with AGSI to expand your business through:

- Training and education
- Monthly conference calls
- Special mailers
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- Participation in AGSI conferences and more

Mutual Funds
We offer selling agreements with more than 225 of the top mutual-fund families.

Variable Products
Full sales support for our growing selection of top-tier variable annuities and variable life products is available through product-specific training materials and programs.

Asset Management Services
For significant amounts of assets under management, AGSI offers access to a variety of individually managed portfolios by some of the finest Wall Street investment professionals.

Corporate Registered Investment
AGSI offers expert investment advisory services to support all of your fee-based business, including:

- A load-waived money-management program
- No-load mutual fund wrap accounts
- Individual money managers
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Full-Service General Securities Trading Desk
A convenient toll-free phone call puts you directly in touch with experienced traders ready to assist you with your orders, including:

- Load and no-load mutual funds
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- Unit trusts
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All AGSI business is cleared through National Financial Services Corporation (NFSC), a subsidiary of Fidelity Investments, offering $50 million per account in protection.**

Asset Allocation and Portfolio Design
AGSI's talented product and marketing specialists provide product information, portfolio design and asset allocation guidance that ensures the best service for you and your clients.

Direct Investments
AGSI offers a carefully selected, high-quality group of direct investment products in real estate, tax credits and equipment leasing.

American General Financial Group

www.agsecurities.com

* Securities offered through American General Securities Incorporated (AGSI), 2727 Allen Parkway, W2-90, Houston, TX, 77019. Tel. (713) 831-3806. American Corporate Benefits Incorporated (ACBI) and American General Securities Incorporated (AGSI) are separate and unrelated companies.

** The first $500,000 ($100,000 limit for cash) is protected by the Securities Investor Protection Corporation (SIPC) with additional protection of $49.5 million. Neither policy ensures a specific value of securities, which is dependent upon market conditions at any point in time.

About American General Securities, Inc.

American General Securities Incorporated is headquartered in Houston, Texas and is home to more than 800 independent financial services professionals, located from coast to coast. Currently serving thousands of clients, AGSI is one of the largest insurance company-based broker/dealers in the country.

AGSI is in the relationship business. We work closely with our registered representatives, many of whom are affiliated with one or more of the American General Life Companies: All American Life Insurance Company; American General Life Insurance Company; The Old Line Life Insurance Company of America; United States Life Insurance Company in the City of New York; American General Life and Accident Insurance Company; and wholly owned subsidiaries of the American General Financial Group.

AGSI financial professionals choose from an extensive selection of products and services – without any proprietary bias – to find the right financial solutions for their clients, including:

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AGSI provides service and support for more than $600 million in consumer financial transactions each year, meeting the needs of clients across the nation. We look forward to continuing to dedicate our time and resources to training, products, services, and support that will put our representatives in the best possible position to take advantage of the wealth of opportunities presented by today's investment market.

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AGSI Locator Results

There are 5 Reps serving New York, NY:

Debra Schatzki

Address: 655 3rd Avenue
16th Floor
New York, NY 10017

Phone: 212-742-1234

E-mail: Debra Schatzki (AGL52@agsecurities.com)

Irene Jacobs

Address: 45 Wall Street
Suite 1222
New York, NY 10005

Phone: 212-843-2344

E-mail: Irene Jacobs (ijacobs@agsecurities.com)

Candice Friedland

Address: 1202 Lexington Avenue, #321
New York, NY 10028

Phone: 877-742-7687

E-mail: Candice Friedland (625919@agsecurities.com)

Angelo Ciraolo

Address: One World Trade Center
Suite 7967
New York, NY 10048

Phone: 212-839-8244

E-mail: Angelo Ciraolo (AGN25@agsecurities.com)

Richard Allen

Address: American Corporate Benefits
100 Wall Street
New York, NY 10005

Phone: 212-843-2344

E-mail: Richard Allen (AGM54@agsecurities.com)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 23, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Morgan Stanley
Incoming letter dated November 22, 2002

The proposal requests that the board "adopt a policy which affirms that the corporation will not sponsor or contribute to non-profit organizations which violate their industry's code of ethics, and in accord with this policy, the Board should discontinue any support, direct or indirect, for National Public Tadio."

There appears to be some basis for your view that Morgan Stanley may exclude the proposal from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., charitable contributions directed to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Morgan Stanley omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission on which Morgan Stanley relies.

Sincerely,

for

Jennifer Bowes
Attorney-Advisor